

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS AND
PROXY STATEMENT 2021

Abbott

life. *to the fullest.*™

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400 U.S.A.

On the Cover: *Tyler Walsh, Quality Control Technician, Rapid Diagnostics*

By leveraging Abbott's experience in infectious disease assay development and research—knowing which regions of the virus to target and applying proven development approaches—we were able to quickly develop a comprehensive array of highly accurate tests for COVID-19 in a matter of months, a process that often takes years.

TABLE OF CONTENTS

PAGE

Notice of Annual Meeting of Shareholders 2

Proxy Summary 3

Information About the Annual Meeting.................... 12
Notice and Access 12
How to Attend the Meeting on the Virtual Meeting
    Platform.. 12
How to Attend the Meeting by Phone 12
Who Can Vote 12
How To Vote 13
How to Submit Questions 13
Technical Support 13
Revoking a Proxy 13
Cumulative Voting 13
Discretionary Voting Authority 14
Quorum and Vote Required to Approve Each Item on
    the Proxy 14
Effect of Withhold Votes, Broker Non-Votes, and
    Abstentions 14
Inspectors of Election 14
Cost of Soliciting Proxies 15
Abbott Laboratories Stock Retirement Plan 15
Confidential Voting 15
Householding of Proxy Materials 15

Nominees for Election as Directors
    (Item 1 on Proxy Card)..................................... 16

The Board of Directors and its Committees................. 23
The Board of Directors 23
Leadership Structure 23
Director Selection 24
Board Diversity and Composition 25
Board Evaluation Process 26
Committees of the Board of Directors 27
Communicating with the Board of Directors 29
Corporate Governance Materials 29
2020 Director Compensation 30

Security Ownership of Executive Officers and
    Directors 32

Executive Compensation 33
Compensation Discussion and Analysis 33
Compensation Committee Report 60
Compensation Risk Assessment 61
Summary Compensation Table 63
2020 Grants of Plan-Based Awards 66
2020 Outstanding Equity Awards at Fiscal Year-End 67
2020 Option Exercises and Stock Vested 75
Pension Benefits 75
Potential Payments Upon Termination or Change in
    Control 78
CEO Pay Ratio 80

PAGE

Ratification of Ernst & Young LLP as Auditors
    (Item 2 on Proxy Card).. 81
Report of the Audit Committee 82

Say on Pay—An Advisory Vote on the Approval of
    Executive Compensation (Item 3 on Proxy Card) 83

Approval and Adoption of Amendments to the
    Articles of Incorporation To Eliminate Statutory
    Supermajority Voting Standards
    (Item 4 on Proxy Card).. 85

Shareholder Proposals... 87
Shareholder Proposal on Lobbying Disclosure
    (Item 5 on Proxy Card) 88
Shareholder Proposal on Report on Racial Justice
    (Item 6 on Proxy Card) 91
Shareholder Proposal on Independent Board Chairman
    (Item 7 on Proxy Card) 95

Approval Process for Related Person Transactions......... 97

Additional Information 98
Information Concerning Security Ownership 98
Date for Receipt of Shareholder Proposals for the
    2022 Annual Meeting Proxy Statement 98
Procedure for Recommendation and Nomination of
    Directors and Transaction of Business at Annual
    Meeting 99
General 100

Exhibit A—Director Independence Standard A-1

Exhibit B—Proposed Amendments to
    the Articles of Incorporation............................... B-1

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 23, 2021

The Annual Meeting of the Shareholders of Abbott Laboratories will be held at Abbott's headquarters, 100 Abbott Park Road, at the intersection of Route 137 and Waukegan Road, Lake County, Illinois, on Friday, April 23, 2021, at 9:00 a.m.

In light of restrictions and guidelines on group gatherings issued by government and public health officials regarding the ongoing coronavirus pandemic, and to support the health and safety of Abbott's shareholders, employees, and communities, shareholders may only attend the Annual Meeting virtually. Shareholders will not be able to attend the Annual Meeting in person.

Shareholders of record as of the close of business on February 24, 2021 will be able to attend the Annual Meeting at *www.meetingcenter.io/290382097*. To be admitted to the Annual Meeting, shareholders will be required to enter the meeting password (ABT2021) and a 15-digit control number. Shareholders who wish to attend the meeting on a listen-only phone line should contact Abbott representatives at 224-668-7238 or abbottshareholders@abbott.com to obtain the meeting telephone number in advance of the meeting. Please see pages 12 and 13 for further instructions on how to be admitted to the Annual Meeting.

Shareholders will be asked to vote on the following items of business:

Agenda		Board Voting Recommendation
Item 1	Election of the 13 director nominees named in this proxy statement to hold office until the next Annual Meeting or until the next meeting of shareholders at which directors are elected	**FOR Each Director Nominee**
Item 2	Ratification of the appointment of Ernst & Young LLP as auditors of Abbott for 2021	**FOR**
Item 3	Approval, on an advisory basis, of executive compensation	**FOR**
Item 4	Approval and adoption of amendments to the Articles of Incorporation to eliminate statutory supermajority voting standards for: (a) amendments to the Articles of Incorporation, and (b) approval of certain extraordinary transactions	**FOR**
Items 5 – 7	Three shareholder proposals, if properly presented at the meeting	**AGAINST**

Shareholders will also transact such other business as may properly come before the meeting, including any adjournment or postponement thereof.

Abbott's 2021 Proxy Statement and 2020 Annual Report to Shareholders are available at www.abbott.com/proxy.

YOUR VOTE IS IMPORTANT

Please sign and promptly return your proxy or voting instruction form in the enclosed envelope, or vote your shares by telephone or using the Internet.

If you are a registered shareholder (you received your proxy materials from Abbott through Abbott's transfer agent, Computershare), you may vote your shares by telephone (1-800-652-VOTE (8683)) or on the Internet at *www.investorvote.com/abt.*

If you are a beneficial shareholder (you received your proxy materials from a broker, bank, or other agent), please refer to the voting instructions provided to you by your broker, bank, or other agent.

By order of the Board of Directors.

Hubert L. Allen
Secretary

March 12, 2021

PROXY SUMMARY

This summary contains highlights about Abbott and the upcoming 2021 Annual Meeting of Shareholders. This summary does not contain all of the information that you should consider in advance of the meeting, and we encourage you to read the entire proxy statement carefully before voting.

The accompanying proxy is solicited by the Board of Directors on behalf of Abbott for use at the Annual Meeting of Shareholders. The meeting will be held on April 23, 2021, at Abbott's headquarters, 100 Abbott Park Road, at the intersection of Route 137 and Waukegan Road, Lake County, Illinois. This proxy statement and the accompanying proxy card are being mailed to shareholders on or about March 12, 2021.

In light of restrictions and guidelines on group gatherings issued by government and public health officials regarding the ongoing coronavirus pandemic, and to support the health and safety of Abbott's shareholders, employees, and communities, any shareholder who wishes to attend the Annual Meeting may only attend virtually. Shareholders will not be able to attend the Annual Meeting in person. For more information on how to access and participate in the Annual Meeting, please see pages 12 to 13.

ABBOTT'S DIVERSIFIED BUSINESS MODEL DELIVERS LEADING LONG-TERM GROWTH

Abbott's sustained strong performance has resulted in total shareholder return (TSR) significantly exceeding the peer median and major market indices on a one-, three-, and five-year basis.

Abbott's three-year TSR of 101.7% is more than twice that of the peer group median and the broader Standard & Poor's 500 (S&P 500) and more than three times that of the Dow Jones Industrial Average (DJIA) market index. These consistent above-market returns are driven by the strength of our diversified business model with leadership positions in some of the largest and fastest growing markets in healthcare and innovative product portfolios across our businesses.

Abbott delivered strong returns for shareholders in 2020, despite the global market challenges from COVID-19, and achieved or exceeded the financial targets that were set before the pandemic in January 2020. Abbott's one-year TSR was 28.0%, more than three times the peer median TSR, and significantly above major market indices, a testament to the strength of our diversified business model and ability to innovate and deliver in this challenging environment.



In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.

- Achieved important product approvals in 2020 across our businesses that will be significant contributors to growth in the coming years.

- Increased manufacturing scale and capabilities across several important products, including significant investment in COVID-19 diagnostic test capacity to help meet immediate global testing needs and further accelerate Abbott's leadership position in diagnostic testing.

- Returned $2.6 billion to shareholders through dividends in 2020 and announced a 25% increase to the dividend payable in 2021, demonstrating Abbott's financial strength and commitment to shareholder returns.

- Launched our 2030 Sustainability Plan focused on Abbott's greatest opportunities to make an impact: creating new life-changing technologies and products, expanding the access and affordability of this innovation, and breaking down barriers that prevent people from getting the care they need.

COVID-19 RESPONSE

CONTRIBUTION TO GLOBAL TESTING NEEDS

Abbott quickly responded to the global spread of SARS-CoV-2. We leveraged our expertise in infectious disease diagnostic testing and in a short period time, developed multiple diagnostic tests to meet the various needs in the market. We have launched and scaled significant manufacturing capacity for our tests around the globe and sold over 400 million tests in 2020.

Abbott's rapid response, significant manufacturing scale, and affordable pricing strategy have allowed for broad access to testing and have further positioned Abbott as a world leader in diagnostic testing. The demand for COVID-19 tests remains strong and Abbott will continue to be a leader in supporting global testing needs.

PROTECTING OUR PEOPLE

As a healthcare company, Abbott has continued to provide an uninterrupted supply of vital diagnostics, medical devices, medicines and nutritional products to our customers. To help keep our own people safe, Abbott has taken aggressive steps to limit exposure and enhance the safety of facilities for our employees, including implementing mandatory temperature screening and social distancing, providing and requiring the use of personal protective equipment, and at most U.S. facilities, on-site COVID-19 testing.

Abbott has 109,000 employees in more than 160 countries, and throughout 2020, there were no pay cuts and we did not lay off or furlough any employees due to COVID-19. We're also assisting Abbott families whose lives have been disrupted by COVID-19 including, paying people when sick or in quarantine, offering flexible working hours, providing support for employees with children, and expanding employee assistance programs that offer health and wellness resources.

MAINTAINING ACCESS TO OUR TECHNOLOGIES AND PRODUCTS

Throughout the pandemic, we were able to continue providing our essential products to people around the world— even when route closures meant we needed to adapt and identify new delivery pathways. With more than 75,000 suppliers in 120 countries, Abbott's global supply chain enabled our life-changing technologies to get to the millions of people who need them, when they need them. That's why we have spent years building our supply chain resilience to function even under the greatest stresses.

Abbott

COMMITMENT TO DIVERSITY AND INCLUSION

Diversity is fundamental at Abbott—from our people and our mindset to our business model. It's core to fulfilling our purpose, is embedded in our values and key to our long-term growth and success.

Over the years we have received numerous honors related to a diverse and inclusive culture—Fortune 100 Best Workplaces for Diversity, Forbes Best Employers for Diversity, Working Mother, Top Company for Executive Women, DiversityInc, and Best Companies for Multicultural Women. Our Chief Executive Officer heads our Diversity Council and executive leader compensation has been tied to diversity results for several years.

During 2020, we reviewed our practices and took steps to further our commitment to diversity and inclusion, including:

- Communicated our values and our position against racism to our employees and external stakeholders
- Enhanced the structure around Diversity and Inclusion including creating a new dedicated senior-level role, reporting to the global head of human resources
- Initiated a listening process, where our leaders hear from employees about how they see diversity and inclusion at Abbott

Looking ahead, we are committed to further advancing diversity and inclusion across our company, and in our work with others, including:

- Continuing our efforts to hire, develop and retain diverse talent
- Supporting the advancement of underrepresented groups in science, technology, engineering and math (STEM) education through our focus on STEM internships as early as high school
- Increasing transparency through the publication of a Diversity and Inclusion report, which will include detailed information on the composition of our workforce, our programs to support diversity and inclusion, and our progress on our goals
- Committing to increase spend with diverse suppliers

SHAREHOLDER FEEDBACK

During 2020, we conducted extensive shareholder outreach to discuss our compensation program, among other topics. In the spring, we engaged shareholders representing over 60% of our outstanding shares to discuss various topics, including Abbott's market-leading disclosures that enhance shareholder understanding of how pay decisions are made and how the metrics we use are linked to business strategy and goals. Their feedback was overwhelmingly positive, which was reflected in the 92% support for Say-on-Pay Vote.

KEY FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

The following practices and policies ensure alignment of interests between shareholders and executives, and effective ongoing compensation governance.

COMPENSATION PRACTICE		ABBOTT POLICY	MORE INFORMATION ON PAGE
Compensation is Market-Based	Yes	Benchmark peers with investment profiles, operating characteristics, and employment and business markets similar to Abbott. Annual incentive plan goals are set to exceed market growth in relevant markets/business segments	35-37
Compensation is Performance-Based	Yes	Short-term and long-term incentive awards are 100% performance based. Annual incentive plan goals are set to exceed market growth in relevant markets/business segments	36-37
Double-Trigger Change in Control	Yes	Provide change in control benefits under double-trigger circumstances only	78-80
Recoupment Policy	Yes	Forfeiture for misconduct provision in equity grants and recoup compensation when warranted	60
Robust Share Ownership Guidelines	Yes	Require significant share ownership for officers and directors, and share retention requirements until guidelines are met	30-31 and 59
Capped Incentive Awards	Yes	Incentive award payments are capped	36 and 61
Independent Compensation Committee Consultant	Yes	Committee consultant performs no other work for Abbott	28
Tax Gross Ups	No	No tax gross ups under our executive officer pay program	58-59 and 79
Guaranteed Bonuses	No	No guaranteed bonuses	36
Employment Contracts	No	No employment contracts	78
Excessive Risk Taking	No	No highly leveraged incentive plans that encourage excessive risk taking	61-62
Hedging of Company Shares	No	No hedging of Abbott shares is allowed	60
Discounted Stock Options	No	No discounted stock options are allowed or granted	61

Details of the compensation decisions made for our named executive officers are outlined on pages 42 to 57.

DIRECTOR NOMINEES

The Board of Directors recommends a vote **FOR** the election of each of the following nominees for director. All nominees, other than Mr. Roman, are currently serving as directors. Additional information about each director nominee's background and experience can be found beginning on page 16.

Name	Principal Occupation	Age	Director Since	Committee Memberships
Robert J. Alpern, M.D.	Professor and Former Dean, Yale School of Medicine	70	2008	• Nominations and Governance • Public Policy
Roxanne S. Austin	President and CEO, Austin Investment Advisors	60	2000	• Compensation (Chair) • Nominations and Governance • Executive
Sally E. Blount, Ph.D.	CEO, Catholic Charities of the Archdiocese of Chicago, and Professor and Former Dean, J.L. Kellogg Graduate School of Management	59	2011	• Nominations and Governance • Public Policy
Robert B. Ford	President and CEO, Abbott Laboratories	47	2019	• Executive
Michelle A. Kumbier	Former Chief Operating Officer, Harley-Davidson Motor Company	53	2018	• Audit • Compensation
Darren W. McDew	Retired General, U.S. Air Force, and Former Commander of U.S. Transportation Command	60	2019	• Nominations and Governance • Public Policy
Nancy McKinstry	CEO and Chairman of the Executive Board, Wolters Kluwer N.V.	62	2011	• Audit • Nominations and Governance
William A. Osborn (Lead Independent Director)	Retired Chairman and CEO, Northern Trust Corporation	73	2008	• Compensation • Nominations and Governance (Chair) • Executive
Michael F. Roman	Chairman, President, and CEO, 3M Company	61	New Nominee	
Daniel J. Starks	Retired Chairman, President and CEO, St. Jude Medical, Inc.	66	2017	• Public Policy
John G. Stratton	Retired Executive Vice President and President of Global Operations, Verizon Communications Inc.	60	2017	• Audit • Public Policy
Glenn F. Tilton	Retired Chairman, President and CEO, UAL Corporation	72	2007	• Audit • Public Policy
Miles D. White	Executive Chairman, Abbott Laboratories	66	1998	• Executive (Chair)

CORPORATE GOVERNANCE

Abbott is committed to strong corporate governance that is aligned with shareholder interests. Our Board spends significant time with Abbott's senior management to understand the dynamics, issues, and opportunities for Abbott. During these interactions, directors provide insights and ask probing questions which guide management decision-making. This collaborative approach to risk oversight and emphasis on long term sustainability begins with our leaders and is engrained in Abbott's culture. The Board also regularly monitors leading practices in governance and adopts measures that it determines are in the best interest of Abbott and its shareholders.

CEO SUCCESSION PLANNING:

On March 31, 2020, Miles D. White stepped down as Chief Executive Officer, after a remarkable 21-year tenure and became Executive Chairman of the Board. Robert B. Ford, previously President and Chief Operating Officer and a 24-year Abbott veteran, succeeded Mr. White as Abbott's President and Chief Executive Officer.

With this transition, Mr. Ford became the 13th CEO of Abbott in its 132-year history, all having been appointed from within, a testament to Abbott's strong management philosophy and succession-planning discipline.

BOARD GOVERNANCE HIGHLIGHTS:

Lead Independent Director with Distinct Responsibilities

✓ Elected annually by independent directors

✓ Liaises between chairman and independent directors

✓ Consults and engages directly with major shareholders

✓ Leads annual Board and individual director performance reviews

✓ Authority to call meetings of independent directors

✓ Reviews matters such as meeting topics and schedules

✓ Regularly presides over executive sessions of independent directors at Board meetings

Robust Board Evaluation and Refreshment Process



Evaluation	Assessment	Refreshment
Board and each of its Committees conduct annual self-evaluations to assess performance	Board's assessment helps inform its practices and identify how it can improve through a combination of new perspectives and internal improvements	To supplement the Board's skills and provide fresh perspective, ***three new independent director nominees since 2018, two of whom are women or minorities***

Other Board Governance Highlights

- Key standing Board Committees are fully independent: Audit, Compensation, Public Policy and Nominations and Governance

- All directors elected annually by majority vote

- Board conducts annual succession planning review of company management

- Board receives regular updates and has oversight over Abbott's environmental, social and governance practices



Highly qualified Board, with broad diversity across backgrounds, skills and experiences

The 13 director nominees comprise a well-balanced, diverse Board.

Relevant expertise to provide oversight and guidance for Abbott's diversified operating model

- Healthcare and Medical Device Industry
- Finance
- Risk Management, including Data/Cybersecurity
- Global Strategy and Operations
- Regulatory/Compliance
- Consumer Products
- Senior Leadership with Multinational Corporations and Diverse Business Models
- Global Supply Chain Operations
- Government and Military Leadership

Well-Balanced Tenure

6
2
5
0-5 yrs
6-10 yrs
11+ yrs

Board Diversity

Women
31%
Racial/Ethnic Diversity
8%
Overall
39%

SHAREHOLDER OUTREACH:

Active shareholder engagement throughout the year is essential to maintaining good corporate governance. We routinely seek investor input on a variety of topics, including corporate governance, executive compensation, sustainability and other strategic matters. During 2020, we conducted outreach with a cross-section of shareholders representing more than 60% of our outstanding shares. Investor sentiment and specific feedback was shared with executive management and the Board of Directors, as appropriate.



SUSTAINABILITY

At Abbott, sustainability means managing our company to deliver long-term impact for the people we serve—shaping the future of healthcare and helping the greatest number of people live better and healthier lives.

Our Sustainability efforts are focused on the most relevant industry and company-specific risks and opportunities. In December 2020, we launched our new 2030 Sustainability Plan focused on Abbott's greatest opportunities to make an impact: creating new life-changing technologies and products, expanding the access and affordability of this innovation, and breaking down barriers that prevent people from getting the care they need. That reach and impact requires a strong foundation and sustainable business, which is why we're also taking action in key areas, including building the workforce of tomorrow, responsibly applying data to advance care, building a more resilient, diverse and responsible supply chain and protecting health by safeguarding the environment.

These areas have been identified through an in-depth materiality analysis, directed by executive management, and in partnership with numerous diverse stakeholders. We aim to deliver sustainable, responsible growth that improves lives and creates value in communities around the world.

Innovate for Access & Affordability

Make access and affordability core to new product innovation.
Transform care for chronic disease, malnutrition and infectious diseases.
Advance health equity through partnership.

Talent	**Data & Data Privacy**	**Supply Chain**	**Climate & Water Use**
Build the diverse, **innovative workforce** of tomorrow.	Responsibly **connect data**, technology and care.	Create a resilient, diverse and responsible **supply chain**.	Protect a healthy **environment**.

The Board of Directors and its committees have oversight over Abbott's environmental, social and governance practices. The Board was presented with sustainability objectives and efforts and has regular discussions with management on all the above sustainability matters, as well as workplace, management, and Board diversity, emerging governance practices and trends, global compliance matters, and sustainability reporting. In addition, executive compensation is linked to Sustainability commitments, as discussed in more detail on pages 40 and 41.

To learn more about Abbott's Sustainability efforts, please visit www.abbott.com/responsibility/sustainability.html.

SELECT RECOGNITION BY THIRD-PARTY ORGANIZATIONS

- Dow Jones Sustainability Index global Industry Group Leader for 8 consecutive years.
- *Fortune's* Most Admired Top 50 Company and leader in the Medical Products and Equipment sector for the past 8 years, and on *Fortune's* 2020 ''Change the World'' list for companies making positive social impacts through their core business.
- Fast Company's 2020 World-Changing Company of the Year.
- Recognized by Working Mother, Great Place to Work, DiversityInc, and several other publications for workplace leadership and diversity.
- Member of the elite S&P 500 Dividend Aristocrats Index, which recognizes companies who have raised their dividend payout annually for at least 25 consecutive years. In December 2020, Abbott announced a 25% increase to its quarterly dividend. This is the 49th consecutive year that Abbott has increased its quarterly dividend.

VOTING MATTERS AND BOARD RECOMMENDATIONS

PROPOSAL 1

Election of 13 Director Nominees Named in this Proxy Statement: The Board recommends a vote **FOR**
- Highly qualified Board, with diversity in backgrounds, skills and experiences.
- Relevant expertise to provide oversight and guidance for Abbott's diversified operating model. See pages 16 to 22 for more information.

PROPOSAL 2

Ratification of Ernst & Young as Auditors: The Board recommends a vote **FOR**
- Independent firm with significant industry and financial reporting expertise.
- See pages 81 to 82 for more information.

PROPOSAL 3

Say on Pay: Advisory Vote on the Approval of Executive Compensation: The Board recommends a vote **FOR**
- Market-based structure producing differentiated awards based on both company and individual performance, managed with independent oversight by the Compensation Committee.
- Aligned to drive Abbott's strategic priorities, reflects consistent above-market TSR and upper-quartile Relative 3-year TSR performance vs. Peers. See pages 83 to 84 for more information.

PROPOSAL 4

Approval and Adoption of Amendments to the Articles of Incorporation to Eliminate Statutory Supermajority Voting Standards: The Board recommends a vote **FOR**
- Implementing majority voting standards for amendments to the Articles of Incorporation and approval of certain extraordinary transactions. See pages 85 to 86 for more information.

SHAREHOLDER PROPOSALS 5-7

The Board recommends a vote **AGAINST**
- Proposal 5: Lobbying Disclosure
- Proposal 6: Report on Racial Justice
- Proposal 7: Independent Board Chairman
- See pages 87 to 96 for more information.

INFORMATION ABOUT THE ANNUAL MEETING

NOTICE AND ACCESS

In accordance with the Securities and Exchange Commission's "Notice and Access" rules, Abbott mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to certain shareholders in mid-March of 2021. The Notice describes the matters to be considered at the Annual Meeting and how the shareholders can access the proxy materials online. It also provides instructions on how those shareholders can vote their shares. If you received the Notice, you will not receive a print version of the proxy materials, unless you request one. If you would like to receive a print version of the proxy materials, free of charge, please follow the instructions on the Notice.

HOW TO ATTEND THE MEETING ON THE VIRTUAL MEETING PLATFORM

Shareholders can attend, vote their shares, and submit questions during the Annual Meeting at *www.meetingcenter.io/290382097*. Shareholders may log into the Annual Meeting beginning at 8:15 Central Time on April 23, 2021. The Annual Meeting will begin promptly at 9:00 a.m. Central Time.

To be admitted to the Annual Meeting, shareholders will be required to enter the meeting password (ABT2021) and a 15-digit control number.

Registered Shareholders.   If you are a registered holder (i.e., you received your proxy materials from Abbott through Abbott's transfer agent, Computershare), you may attend the Annual Meeting without advance registration. Your 15-digit control number is provided on your proxy card, email, or Notice. Please follow the instructions on your proxy card, email, or Notice to attend the meeting. If you no longer have these documents, please contact Computershare at 1-888-332-2268.

Beneficial Shareholders.   If you are a beneficial holder (i.e., you received your proxy materials from your broker, bank, or other agent), **you must register in advance to receive a 15-digit control number and attend the Annual Meeting.** To register, you must submit your name, email address, and *one* of the following registration materials to Computershare:

- A copy of the voter instruction form contained in the proxy materials mailed to you from your broker;
- A copy of a broker statement evidencing that you are an Abbott shareholder; or
- A legal proxy from your broker reflecting your ownership of Abbott shares.

Please send your registration materials to Computershare at legalproxy@computershare.com, with "Registration Materials" in the subject line. **Registration requests must be received by Computershare no later than 5 p.m. Eastern Time on Tuesday, April 20, 2021.**

You will receive a confirmation of your registration by email from Computershare, along with a 15-digit control number needed to be admitted to the Annual Meeting. If you have questions, please contact Computershare at the telephone support line provided on the virtual meeting platform at *www.meetingcenter.io/290382097*.

HOW TO ATTEND THE MEETING BY PHONE

Shareholders who wish to attend the Annual Meeting by phone should contact Abbott representatives at 224-668-7238 or abbottshareholders@abbott.com to obtain the meeting telephone number in advance of the meeting. Shareholders participating by phone will be able to listen to the meeting but will not have the ability to vote or submit questions during the meeting. If you would like to vote your shares or submit questions during the meeting, please follow the instructions above in "How to Attend the Meeting on the Virtual Meeting Platform."

WHO CAN VOTE

Shareholders of record at the close of business on February 24, 2021 will be entitled to notice of and to vote at the Annual Meeting. As of January 31, 2021, Abbott had 1,771,529,358 outstanding common shares, which are Abbott's only outstanding voting securities. All shareholders have cumulative voting rights in the election of directors and one vote per share on all other matters.

HOW TO VOTE

Whether or not you plan to virtually attend the Annual Meeting, Abbott strongly urges you to submit your proxy or vote your shares in advance of the Annual Meeting.

Registered Shareholders.   Registered shareholders may vote by mail by signing and promptly returning their proxy in the enclosed envelope. Abbott's By-Laws provide that a shareholder may authorize no more than two persons as proxies to attend and vote at the meeting. Registered shareholders may also vote their shares:

- by telephone (1-800-652-VOTE (8683)), or
- or on the Internet at *www.investorvote.com/abt.*

If you vote by telephone or using the Internet, you do not need to return your proxy card. The instructions for voting can be found with your proxy card or on the Notice.

Registered shareholders who have not voted their shares in advance of the meeting may do so at the Annual Meeting by clicking the ''Cast Your Vote'' link on the meeting center site.

Beneficial Shareholders.   Beneficial shareholders should refer to the voting instructions provided by their broker, bank, or other agent to direct the voting of their shares in advance of the meeting.

Beneficial shareholders may vote their shares at the Annual Meeting if they obtain a legal proxy from their broker, bank, or other agent giving the shareholder the right to vote such shares at the Annual Meeting. Please follow the instructions provided above in ''How to Attend the Meeting on the Virtual Meeting Platform.''

Shareholders participating by phone will not be able to vote their shares at the Annual Meeting.

HOW TO SUBMIT QUESTIONS

Following conclusion of the business items on the agenda for the Annual Meeting, Abbott will hold a live question and answer session where questions pertinent to meeting matters will be answered, as time permits. Shareholders participating in the meeting on the virtual meeting platform can submit questions during the Annual Meeting by clicking on the message icon in the upper right-hand corner of the page on the meeting center site. Questions that are substantially similar may be grouped together in a single response to avoid repetition and to allow more time for other questions.

Shareholders participating in the meeting by phone will not be able to submit questions during the meeting.

TECHNICAL SUPPORT

If you experience technical difficulties accessing the Annual Meeting, a technical support telephone number and additional support information will be available on the virtual meeting platform at *www.meetingcenter.io/290382097*.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Annual Meeting.

REVOKING A PROXY

You may revoke your proxy by voting in person at the Annual Meeting or, at any time prior to the meeting:

- by delivering a written notice to the Secretary of Abbott,
- by delivering an authorized proxy with a later date, or
- by voting by telephone or using the Internet after you have given your proxy.

CUMULATIVE VOTING

Cumulative voting allows a shareholder to multiply the number of shares owned by the number of directors to be elected and to cast the total for one nominee or distribute the votes among the nominees, as the shareholder desires. Shareholders may not cumulate their votes against a nominee. If shares are voted cumulatively and there are more nominees than there are director vacancies, nominees who receive the greatest number of votes will be

elected. If you wish to cumulate your votes, you must sign and mail in your proxy card or attend the Annual Meeting.

DISCRETIONARY VOTING AUTHORITY

Unless authority is withheld in accordance with the instructions on the proxy, the persons named in the proxy will vote the shares covered by proxies they receive to elect the 13 nominees named in Item 1 on the proxy card. Should a nominee become unavailable to serve, the shares will be voted for a substitute designated by the Board of Directors, or for fewer than 13 nominees if, in the judgment of the proxy holders, such action is necessary or desirable. The persons named in the proxy may also decide to vote shares cumulatively in their sole discretion so that one or more of the nominees may receive fewer votes than the other nominees (or no votes at all), although they have no present intention of doing so. The proxy holders may not cast your vote for any nominee from whom you have withheld authority to vote.

Where a shareholder has specified a choice for or against the ratification of the appointment of Ernst & Young LLP as auditors, the advisory vote on the approval of executive compensation, the management proposal for approval and adoption of amendments to the Articles of Incorporation, or a shareholder proposal, or where the shareholder has abstained on these matters, the shares represented by the proxy will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Ernst & Young LLP as auditors, FOR the approval of executive compensation, FOR the approval and adoption of amendments to the Articles of Incorporation, and AGAINST the shareholder proposals.

Aside from matters set forth in this proxy statement, the Board of Directors is not aware of any other issue which may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

QUORUM AND VOTE REQUIRED TO APPROVE EACH ITEM ON THE PROXY

A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, constitutes a quorum for consideration of that matter at the meeting. The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders with respect to that matter, except for the management proposal to approve and adopt amendments to Abbott's Articles of Incorporation, which requires the affirmative vote of at least two-thirds of the votes of the shares entitled to vote on such amendments.

EFFECT OF WITHHOLD VOTES, BROKER NON-VOTES, AND ABSTENTIONS

Shares represented by proxies which are present and entitled to vote on a matter but which have elected to withhold authority to vote for one or more directors or to abstain from voting on another matter will have the effect of votes against those directors or that matter. A proxy submitted by an institution, such as a broker or bank that holds shares for the account of a beneficial owner, may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the shares. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on those matters, although these shares may be considered present and entitled to vote for other purposes. Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine", such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in absence of instructions on "non-routine" matters. The election of directors, the advisory vote on the approval of executive compensation, and management and shareholder proposals are "non-routine" matters. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the meeting, except for the management proposal to approve and adopt amendments to Abbott's Articles of Incorporation, for which non-voted shares will have the effect of votes against that matter.

INSPECTORS OF ELECTION

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify shareholders are independent and are not Abbott employees.

COST OF SOLICITING PROXIES

Abbott will bear the cost of making solicitations from its shareholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of Abbott and its subsidiaries.

Abbott has retained Morrow Sodali LLC to aid in the solicitation of proxies at an estimated cost of $19,500 plus reimbursement for reasonable out-of-pocket expenses.

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

Participants in the Abbott Laboratories Stock Retirement Plan will receive voting instructions for their shares held in the Abbott Laboratories Stock Retirement Trust. The Stock Retirement Trust is administered by both a trustee and an Investment Committee. The trustee of the Trust is The Northern Trust Company. The members of the Investment Committee are Mary K. Moreland, Karen M. Peterson, and Brian P. Wentworth, employees of Abbott. The voting power with respect to the shares is held by and shared between the Investment Committee and the participants. The Investment Committee must solicit voting instructions from the participants and follow the voting instructions it receives. The Investment Committee may use its own discretion with respect to those shares for which no voting instructions are received.

CONFIDENTIAL VOTING

It is Abbott's policy that all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted be kept confidential and not be disclosed, except:

- where disclosure may be required by law or regulation,
- where disclosure may be necessary in order for Abbott to assert or defend claims,
- where a shareholder provides comments with a proxy,
- where a shareholder expressly requests disclosure,
- to allow the inspectors of election to certify the results of a vote, or
- in other limited circumstances, such as a contested election or proxy solicitation not approved and recommended by the Board of Directors.

HOUSEHOLDING OF PROXY MATERIALS

Shareholders sharing an address may receive only one copy of the proxy materials or the Notice of Internet Availability of Proxy Materials, unless their broker, bank, or other intermediary has received contrary instructions from any shareholder at that address. This is known as ''householding.'' Shareholders wishing to discontinue householding and receive separate copies of the proxy materials or the Notice of Internet Availability of Proxy Materials should notify their broker, bank, or other intermediary.

NOMINEES FOR ELECTION AS DIRECTORS



ROBERT J. ALPERN, M.D.

Director since 2008 Age 70
Ensign Professor of Medicine and Physiology and Professor of
Internal Medicine and Cellular and Molecular Physiology, and
Former Dean of Yale School of Medicine, New Haven, Connecticut

Dr. Alpern has served as the Ensign Professor of Medicine and Professor of Internal Medicine at Yale School of Medicine since June 2004. From June 2004 to January 2020, Dr. Alpern served as Dean of Yale School of Medicine. From July 1998 to May 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. Dr. Alpern also serves as a Director of AbbVie Inc. and Tricida, Inc. and served as a Director on the Board of Yale New Haven Hospital from October 2005 through January 2020.

As a result of his long-tenured leadership positions at the Yale School of Medicine and The University of Texas Southwestern Medical Center, and as a former Director on the Board of Yale New Haven Hospital, Dr. Alpern contributes valuable insights to the Board through his medical and scientific expertise and his knowledge of the health care environment and the scientific nature of Abbott's key research and development initiatives.



ROXANNE S. AUSTIN

Director since 2000 Age 60
President and Chief Executive Officer, Austin Investment Advisors,
Newport Coast, California (Private Investment and Consulting Firm)

Ms. Austin is President and Chief Executive Officer of Austin Investment Advisors, a private investment and consulting firm, and chairs the U.S. Mid-Market Investment Advisory Committee of EQT Partners. Previously, Ms. Austin also served as the President and Chief Executive Officer of Move Networks, Inc., a provider of Internet television services. Ms. Austin served as President and Chief Operating Officer of DIRECTV, Inc. Ms. Austin also served as Executive Vice President and Chief Financial Officer of Hughes Electronics Corporation and as a partner of Deloitte & Touche LLP. Ms. Austin served on the Board of Directors of Telefonaktiebolaget LM Ericsson from 2008 to 2016 and Target Corporation from 2002 to 2020. Ms. Austin currently serves on the Board of Directors of AbbVie Inc., CrowdStrike Holdings, Inc., Teledyne Technologies Incorporated, and Verizon Communications. Ms. Austin will not stand for re-election at Teledyne Technologies Incorporated's 2021 annual meeting of stockholders.

Through her extensive management and operating roles, including her financial roles, Ms. Austin contributes significant oversight and leadership experience, including financial expertise and knowledge of financial statements, corporate finance and accounting matters.



SALLY E. BLOUNT, PH.D.

Director since 2011 Age 59
Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago, and
Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg
Graduate School of Management at Northwestern University, Evanston, Illinois

Ms. Blount has served as Chief Executive Officer of Catholic Charities of the Archdiocese of Chicago since August 2020. Ms. Blount also is the Michael L. Nemmers Professor of Strategy and former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University from 2010 to 2018. From 2004 to 2010, she served as the Vice Dean and Dean of the Undergraduate College of New York University's Leonard N. Stern School of Business. Ms. Blount joined the faculty of New York University's Leonard N. Stern School of Business in 2001 and was the Abraham L. Gitlow Professor of Management and Organizations. Prior to joining NYU in 2001, Ms. Blount held academic posts at the University of Chicago's Graduate School of Business from 1992 to 2001. Ms. Blount currently serves on the Board of Directors of Ulta Beauty, Inc. and the Joyce Foundation.

Having served as Dean of the J.L. Kellogg Graduate School of Management at Northwestern University and as the Vice Dean and Dean of the Undergraduate College of New York University's Leonard N. Stern School of Business, Ms. Blount provides Abbott's Board with expertise on business organization, governance and business management matters.



ROBERT B. FORD

Director since 2019 Age 47
President and Chief Executive Officer, Abbott Laboratories

Mr. Ford has served as Abbott's President and Chief Executive Officer since March 2020. Previously, Mr. Ford served as Abbott's President and Chief Operating Officer from 2018 to 2020, Executive Vice President, Medical Devices from 2015 to 2018, Senior Vice President, Diabetes Care from 2014 to 2015, and Vice President, Diabetes Care, Commercial Operations from 2008 to 2014. Prior to 2008, he served in various leadership roles across Abbott's Diagnostics, Nutrition, and Diabetes Care businesses in the U.S. and Latin America. Mr. Ford joined Abbott in 1996.

As Abbott's President and Chief Executive Officer, and having previously held leadership positions across several of Abbott's businesses, and ultimately assuming responsibility for all of Abbott's operating businesses as Chief Operating Officer, Mr. Ford contributes an extensive knowledge of the Company's global operations, a wide breadth of experience in strategy and execution, and valuable insights into global healthcare markets.



MICHELLE A. KUMBIER

Director since 2018 Age 53
Former Senior Vice President and Chief Operating Officer of Harley-Davidson Motor Company, Milwaukee, Wisconsin (Motorcycle and Related Products Manufacturer)

Ms. Kumbier served as Senior Vice President and Chief Operating Officer of Harley-Davidson Motor Company from 2017 to 2020. Previously, she served as Senior Vice President of Motor Company Product and Operations from 2015 to 2017, as Senior Vice President of Motorcycle Operations from 2012 to 2015, and as Senior Vice President of Product Development from 2010 to 2012. She started her career with Harley-Davidson in 1997. Prior to Harley-Davidson, Ms. Kumbier was employed with Kohler Company, maker of premium plumbing products, in a variety of positions from 1986 to 1997. Ms. Kumbier currently serves as a Director of Teledyne Technologies Incorporated.

Having served in several executive roles at Harley-Davidson, Ms. Kumbier contributes extensive experience in the management of a multinational public company, including significant manufacturing, product development, business development, and strategic planning experience.



DARREN W. MCDEW

Director since 2019 Age 60
Retired General, United States Air Force, and Former Commander of
U.S. Transportation Command, Scott Air Force Base, Illinois

General McDew is a retired four-star general who served for 36 years in the United States military before retiring in October 2018. From August 2015 to August 2018, General McDew served as Commander, U.S. Transportation Command, the single manager for global air, land and sea transportation for the U.S. Department of Defense. Previously, he also served as Vice Director for Strategic Plans and Policy for the Joint Chiefs of Staff, Military Aide to the President, Director of Air Force Public Affairs, and Chief of Air Force Senate Liaison Division. General McDew currently serves on the Board of Directors of Parsons Corporation, Rolls-Royce, North America, Inc., United Services Automobile Association, and Boys & Girls Club of America.

Through his extensive leadership in the U.S. Air Force, General McDew contributes significant experience managing large, complex global operations, including strategic planning, security and risk management, cybersecurity, and supply chain and infrastructure management.



NANCY MCKINSTRY

Director since 2011 Age 62
Chief Executive Officer and Chairman of the Executive Board of
Wolters Kluwer N.V., Alphen aan den Rijn, the Netherlands
(Global Information, Software, and Services Provider)

Ms. McKinstry has been the Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V. since September 2003 and a member of its Executive Board since June 2001. Ms. McKinstry serves on the Board of Accenture plc, the Board of Overseers of Columbia Business School, and the Board of Directors of Russell Reynolds Associates. Ms. McKinstry is also a member of the European Round Table of Industrialists. Ms. McKinstry served on the Board of Directors of Telefonaktiebolaget LM Ericsson (LM Ericsson Telephone Company) from 2004 to 2012.

As the Chief Executive Officer and Chairman of the Executive Board of Wolters Kluwer N.V., Ms. McKinstry contributes global perspectives and management experience, including an understanding of key issues facing a multinational business such as Abbott's.



WILLIAM A. OSBORN
Lead Independent Director

Director since 2008 Age 73
Retired Chairman and Chief Executive Officer of Northern Trust Corporation
(Multibank Holding Company) and The Northern Trust Company, Chicago,
Illinois (Banking Services Company)

Mr. Osborn was Chairman of Northern Trust Corporation from 1995 through 2009 and served as its Chief Executive Officer from 1995 through 2007. Mr. Osborn currently serves as a Director of Caterpillar Inc. and General Dynamics Corporation. Mr. Osborn served on the Board of Directors of Nicor, Inc. from 1999 to 2006 and on the Board of Directors of Tribune Company from 2001 to 2012.

As the Chairman and Chief Executive Officer of Northern Trust Corporation and The Northern Trust Company, Mr. Osborn acquired broad experience in successfully overseeing complex global businesses operating in highly regulated industries.



MICHAEL F. ROMAN

Director Nominee Age 61
Chairman of the Board, President and Chief Executive Officer, 3M Company, St. Paul,
Minnesota (Global Manufacturing and Technology Company)

Mr. Roman has served as the Chairman of the Board, President and Chief Executive Officer of 3M Company since May 2019. Previously, he served as Chief Executive Officer from July 2018 to May 2019 and as Chief Operating Officer and Executive Vice President from July 2017 to June 2018 with direct responsibilities for 3M's five business groups and its international operations. From June 2014 to July 2017, Mr. Roman served as 3M's Executive Vice President, Industrial Business Group. He served as 3M's Senior Vice President, Business Development, from May 2013 to June 2014 and as Vice President and General Manager of Industrial Adhesives and Tapes Division from September 2011 to May 2013.

As Chairman of the Board, President and Chief Executive Officer of 3M Company, Mr. Roman has extensive experience leading a multinational public company with multiple businesses, contributing significant manufacturing, supply chain, technology, and finance experience, as well as valuable insights into corporate strategy and risk management.



DANIEL J. STARKS

Director since 2017 Age 66
Retired Chairman, President and Chief Executive Officer of St. Jude Medical, Inc.,
St. Paul, Minnesota (Medical Device Manufacturer)

Mr. Starks served as the Chairman, President and Chief Executive Officer of St. Jude Medical, Inc. from 2004 until his retirement in January 2016, after which he served as its Executive Chairman of the Board until January 2017, when Abbott completed the acquisition of St. Jude Medical. Mr. Starks also served as President and Chief Operating Officer of St. Jude Medical from 2001 to 2004 and as its President and CEO, Cardiac Rhythm Management Business from 1997 to 2001.

Having served as St. Jude Medical's Executive Chairman and its Chairman, President and Chief Executive Officer, and having joined St. Jude Medical in 1996, Mr. Starks contributes not only comprehensive and critical knowledge of the medical devices industry, but also extensive business and management experience operating a global public company in a highly regulated industry.



JOHN G. STRATTON

Director since 2017 Age 60
Retired Executive Vice President and President of Global Operations, Verizon Communications Inc., New York, New York (Telecommunications and Media Company)

Mr. Stratton served as Executive Vice President and President of Global Operations of Verizon Communications Inc. from February 2015 to December 2018. Previously, he served as Executive Vice President and President of Global Enterprise and Consumer Wireline from April 2014 to February 2015, as President of Verizon Enterprise Solutions from January 2012 to April 2014, and as Chief Operating Officer and Executive Vice President of Verizon Wireless from October 2010 to January 2012. Mr. Stratton currently serves on the Board of Directors of General Dynamics Corporation. Mr. Stratton also served as a member of The President's National Security Telecommunications Advisory Committee from October 2012 to July 2018 and as Director of the Cellular Telecommunications Industry Association from February 2015 to July 2018.

Through his executive leadership at Verizon Communications, Mr. Stratton contributes extensive business and management experience operating a global public company such as Abbott, including valuable insights on corporate strategy and risk management. His service on the National Security Telecommunications Advisory Committee enables him to provide government perspective and experience in a highly regulated industry.



GLENN F. TILTON

Director since 2007 Age 72
Retired Chairman, President and Chief Executive Officer of UAL Corporation, Chicago, Illinois (Airline Holding Company)

Mr. Tilton served as Chairman, President and Chief Executive Officer of UAL Corporation, and Chairman and Chief Executive Officer of United Air Lines, Inc., an air transportation company and wholly owned subsidiary of UAL Corporation, from September 2002 to October 2010. Mr. Tilton also served on the Board of United Continental Holdings, Inc. from 2001 to 2013 and served as its Non-Executive Chairman of the Board from October 2010 to December 2012. Mr. Tilton is also a Director of AbbVie Inc. and Phillips 66. Mr. Tilton also served on the Board of Directors of Lincoln National Corporation from 2002 to 2007, of TXU Corporation from 2005 to 2007, of Corning Incorporated from 2010 to 2012, and as Chairman of the Midwest for JPMorgan Chase & Co. and a member of its companywide Executive Committee from June 2011 to June 2014.

Having previously served as Chief Executive Officer of UAL Corporation and United Air Lines, Non Executive Chairman of the Board of United Continental Holdings, Inc., Chairman of the Midwest for JPMorgan Chase & Co., Chairman, President, and Vice Chairman of Chevron Texaco, and as Interim Chairman of Dynegy, Inc., Mr. Tilton acquired strong management experience overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters.



MILES D. WHITE

Director since 1998 Age 66
Executive Chairman of the Board, Abbott Laboratories

Mr. White has served as Abbott's Executive Chairman of the Board since March 2020. Mr. White previously served as Abbott's Chairman of the Board and Chief Executive Officer from 1999 to 2020 and as an Executive Vice President from 1998 to 1999. He joined Abbott in 1984. He currently serves as a Director of Caterpillar Inc. and McDonald's Corporation.

Having joined Abbott in 1984 and having served as Chairman of the Board and Chief Executive Officer for 21 years, Mr. White contributes not only his valuable business, management and leadership experience, but also his extensive knowledge of the Company and its global operations, as well as key insights into strategic, management and operation matters, ensuring the appropriate level of oversight and responsibility is applied to all Board decisions.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

THE BOARD OF DIRECTORS

The Board of Directors held 8 meetings in 2020. The average attendance of all directors at Board and committee meetings in 2020 was 98% and each director attended at least 75% of the total number of Board meetings and meetings of the committees on which he or she served. Abbott encourages its Board members to attend the annual shareholders meeting. Last year, all of Abbott's directors attended the annual shareholders meeting.

The Board has determined that each of the following individuals is independent in accordance with the New York Stock Exchange listing standards: R. J. Alpern, R. S. Austin, S. E. Blount, M. A. Kumbier, E. M. Liddy, D. W. McDew, N. McKinstry, P. N. Novakovic, W. A. Osborn, M. F. Roman, S. C. Scott III, D. J. Starks, J. G. Stratton, and G. F. Tilton. To determine independence, the Board applied the categorical standards attached as Exhibit A to this proxy statement. The Board also considered whether a director has any other material relationships with Abbott or its subsidiaries and concluded that none of these directors had a relationship that impaired the director's independence. This included consideration of the fact that some of the directors or their family members are officers or serve on boards of companies or entities to which Abbott sold products or made contributions or from which Abbott purchased products and services during the year. In making its determination, the Board relied on both information provided by the directors and information developed internally by Abbott.

The Board has risk oversight responsibility for Abbott and administers this responsibility both directly and with assistance from its committees.

LEADERSHIP STRUCTURE

On March 31, 2020, Miles D. White stepped down as Chief Executive Officer, after a remarkable 21-year tenure, and became Executive Chairman of the Board. Robert B. Ford, Abbott's then-President and Chief Operating Officer, succeeded Mr. White as Abbott's President and Chief Executive Officer. With this transition, Mr. Ford became the 13th CEO of Abbott in its 132-year history, all having been appointed from within, a testament to Abbott's strong management philosophy and succession planning.

The Board is actively involved in succession planning and is focused on ensuring leadership continuity. The Board believes that the continuation of Mr. White's service as Executive Chairman is in the best interests of Abbott and its shareholders. Mr. White contributes comprehensive, in-depth knowledge of Abbott's businesses and the global health care industry, as well as valuable insights on leadership and strategy. The Board believes that his advice and guidance to Mr. Ford and the Board will help continue to facilitate a successful leadership transition.

The Board also has a lead independent director that is chosen by and from the independent members of the Board of Directors. Currently, the Chair of the Nominations and Governance Committee, Mr. Osborn, is the lead independent director, whose key functions and responsibilities include:

- Serve as liaison between the Chairman of the Board and the independent directors,

- Facilitate communication with the Board and preside over regularly conducted executive sessions of the independent directors or sessions where the Chairman of the Board is not present,

- Review and approve matters, such as agenda items, schedule sufficiency, and, where appropriate, information provided to other Board members,

- Lead annual performance reviews of individual directors and the full Board,

- Has the authority to call meetings of the independent directors and, if requested by major shareholders, ensures that he or she is available for consultation and direct communication, and

- Communicate regularly with the Chairman of the Board regarding appropriate agenda topics and other Board related matters.

The Board reviews its leadership structure on at least an annual basis. The Board has determined that this leadership structure ensures the appropriate level of oversight, independence and responsibility is applied to all Board decisions, including risk oversight, and is in the best interests of Abbott and its shareholders.

DIRECTOR SELECTION

The Nominations and Governance Committee assists the Board of Directors in identifying individuals qualified to become Board members and recommends to the Board the nominees for election as directors at the next annual meeting of shareholders. The process used by the Nominations and Governance Committee to identify a nominee to serve as a member of the Board of Directors depends on the qualities being sought. From time to time, Abbott engages an executive search firm to assist the Committee in identifying individuals qualified to be Board members. Mr. Roman was recommended as a director nominee by a third-party search firm retained to help identify and evaluate potential director nominees.

Abbott's outline of directorship qualifications, which is part of Abbott's corporate governance guidelines, is available in the corporate governance section of Abbott's investor relations website (*www.abbottinvestor.com*). These qualifications describe specific characteristics that the Nominations and Governance Committee and the Board take into consideration when selecting nominees for the Board, such as: strong management experience and senior-level experience in medicine, hospital administration, medical and scientific research and development, finance, international business, technology, government, and academic administration. An individual nominee is not required to satisfy all the characteristics listed in the outline of directorship qualifications and there is no requirement that all such characteristics be represented on the Board.

In addition, Board members should have backgrounds that, when combined, provide a portfolio of experience and knowledge that will serve Abbott's governance and strategic needs. Board candidates will be considered on the basis of a range of criteria, including broad-based business knowledge and relationships, prominence, and excellent reputations in their primary fields of endeavor, as well as a global business perspective and commitment to good corporate citizenship. Directors should have demonstrated experience and ability that is relevant to the Board of Directors' oversight role with respect to Abbott's business and affairs. Each director's biography includes the particular experience and qualifications that led the Board to conclude that the director should serve on the Board. The directors' biographies are on pages 16 through 22.

A description of the procedure for the recommendation and nomination of directors, including by proxy access, is on page 99.



BOARD DIVERSITY AND COMPOSITION

In the process of identifying nominees to serve as members of the Board of Directors, the Nominations and Governance Committee considers the Board's diversity of relevant experience, areas of expertise, ethnicity, gender, and geography and assesses the effectiveness of the process in achieving that diversity.

The process used to identify and select nominees has resulted in a balanced, diverse, and well-rounded Board of Directors that possesses the skills, experiences, and perspectives necessary for its oversight role. All of Abbott's directors exhibit:

- ✓ Global business perspective
- ✓ Successful track record
- ✓ Innovative thinking
- ✓ Knowledge of corporate governance requirements and practices
- ✓ High integrity
- ✓ Commitment to good corporate citizenship

The 13 director nominees comprise a well-balanced, diverse Board.

Relevant expertise to provide oversight and guidance for Abbott's diversified operating model

- Healthcare and Medical Device Industry
- Finance
- Risk Management, including Data/Cybersecurity
- Global Strategy and Operations
- Regulatory/Compliance
- Consumer Products
- Senior Leadership with Multinational Corporations and Diverse Business Models
- Global Supply Chain Operations
- Government and Military Leadership

Well-Balanced Tenure

6
2
5
0-5 yrs
6-10 yrs
11+ yrs

Board Diversity

Women
31%
Racial/Ethnic Diversity
8%
Overall
39%

BOARD EVALUATION PROCESS

Each year, Abbott's directors evaluate the effectiveness of the Board and its Committees in performing its governance and risk oversight responsibilities. Directors assess the performance of their peers, as well as the full Board of Directors and each of the Committees on which they serve, as follows:



Peer, Board, and Committee Evaluations

Written evaluations solicit feedback on the performance of:

Each individual director, including:

- Independent thinking and action
- Contributions to discussions and decisions
- Ethical standards and values
- Professional competence in matters of oversight and governance

The full Board and Board Committees, including:

- Structure and composition
- Effectiveness of oversight and other responsibilities
- Encouragement of open communication and differing viewpoints

Collection and Review of Results

To ensure candid feedback, directors submit their evaluation responses to an independent third party, who anonymizes all responses and compiles them into reports for the Board and Committees.

The Nominations and Governance Committee reviews the peer and full Board reports, and each Committee reviews its respective report. All evaluation responses are shared with the full Board.

Incorporation of Feedback

Feedback requiring additional consideration is addressed at subsequent Board and Committee meetings, and opportunities for additional enhancements are identified, considered and implemented as appropriate.

The Chair of the Nominations and Governance Committee discusses peer evaluation results with individual directors as needed.

Abbott

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has five committees established in Abbott's By-Laws: Audit Committee, Compensation Committee, Nominations and Governance Committee, Public Policy Committee, and Executive Committee.

All members of the Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee are independent. These Committees are governed by written charters setting forth their respective responsibilities, and each Committee reviews its charter at least annually, with any changes being recommended to the full Board for approval. Copies of the Committee charters are all available in the governance section of Abbott's investor relations website (*www.abbottinvestor.com*).

Current Members	Audit*	Compensation	Nominations and Governance	Public Policy†	Executive
R. J. Alpern			M	M	
R. S. Austin		C	M		M
S. E. Blount			M	M	
R. B. Ford					M
M. A. Kumbier	M	M			
E. M. Liddy	C	M			M
D. W. McDew			M	M	
N. McKinstry	M		M		
P. N. Novakovic		M		C	M
W. A. Osborn		M	C		M
D. J. Starks				M	
J. G. Stratton	M			M	
G. F. Tilton	M			M	
M. D. White					C
Total Meetings Held in 2020	8	4	5	4	0

Ⓒ *Chair*   Ⓜ *Member*

* Each of the committee members is financially literate, as is required of audit committee members by the New York Stock Exchange. The Board of Directors has determined that Edward M. Liddy and Nancy McKinstry are ''audit committee financial experts.'' The Board of Directors will appoint a new Audit Committee chair upon Mr. Liddy's retirement at the Annual Meeting.

† Ms. Novakovic is not standing for re-election at the Annual Meeting. The Board of Directors will appoint a new Public Policy Committee chair upon conclusion of her tenure at the Annual Meeting.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to:

• Abbott's accounting and financial reporting practices and the audit process,

• The quality and integrity of Abbott's financial statements,

• The independent auditors' qualifications, independence, and performance,

• The performance of Abbott's internal audit function and internal auditors,

• Legal and regulatory compliance relating to financial matters, including accounting, auditing, financial reporting, and securities law issues, and

• Enterprise risk management, including major financial and cybersecurity risk exposures.

In performing these functions, the Audit Committee meets regularly with the independent auditor, Abbott's management, and Abbott's internal auditors to review the adequacy, effectiveness and quality of Abbott's accounting and financial reporting principles, policies, procedures and controls, as well as Abbott's enterprise risk management, including Abbott's risk assessment and risk management policies.

A copy of the report of the Audit Committee is on page 82.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out the Board's responsibilities relating to the compensation of Abbott's executive officers and directors. Its primary responsibilities include:

- Review director compensation annually and recommend to the full Board both the amount and the allocation between equity-based awards and cash. In recommending director compensation, the Compensation Committee takes comparable director fees into account and reviews any arrangement that could be viewed as indirect director compensation.

- Review, approve, and administer the incentive compensation plans in which any executive officer participates and all of Abbott's equity-based plans. The Compensation Committee may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulation or with the listing rules of the New York Stock Exchange.

- Engage compensation consultants to provide counsel and advice on executive and non-employee director compensation matters. The consultant and its principal report directly to the Chair of the Committee. The principal meets regularly and as needed with the Committee in executive sessions, has direct access to the Chair during and between meetings, and performs no other services for Abbott or its senior executives.

  The Committee determines what variables it will instruct the consultant to consider, including peer groups against which performance and pay should be examined, financial metrics to be used to assess Abbott's relative performance, competitive incentive practices in the marketplace, and compensation levels relative to market practice. The Committee negotiates and approves any fees paid to the consultant for these services.

The Compensation Committee engaged Meridian Compensation Partners, LLC as its compensation consultant for 2020. Meridian performs no other work for Abbott. Based on its evaluation of Meridian's independence in accordance with the New York Stock Exchange listing standards and information provided by Meridian, the Committee determined that the work performed by Meridian does not present any conflicts of interest.

A copy of the Compensation Committee report is on page 60.

Nominations and Governance Committee

The Nominations and Governance Committee assists the Board in fulfilling its oversight responsibility with respect to governance matters. Its primary responsibilities include:

- Assist the Board in identifying individuals qualified to become Board members, and recommend to the Board the nominees for election as directors at the next annual meeting of shareholders,

- Recommend to the Board the people to be elected as executive officers of Abbott,

- Develop and recommend to the Board the corporate governance guidelines applicable to Abbott, and

- Serve in an advisory capacity to the Board and the Chairman of the Board on matters of organization, management succession plans, major changes in the organizational structure of Abbott, and the conduct of Board activities.

The process used by this Committee to identify a nominee to serve as a member of the Board of Directors depends on the qualities being sought. From time to time, Abbott engages an executive search firm to assist the Committee in identifying individuals qualified to be Board members. The process used by the Committee to identify nominees is described on page 24 in the section captioned, ''Director Selection.''

Public Policy Committee

The Public Policy Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to:

- Certain areas of legal and regulatory compliance, including evaluating Abbott's compliance policies and practices and reviewing Abbott's compliance program,

- Governmental affairs and healthcare compliance issues that affect Abbott, and

- Abbott's public policy, including evaluating Abbott's social responsibility policies and practices and reviewing social, political, economic, and environmental trends and public policy issues that affect or could affect Abbott's business activities, performance, and public image.

Executive Committee

The Executive Committee may exercise all the authority of the Board in the management of Abbott, except for matters expressly reserved by law for Board action.

COMMUNICATING WITH THE BOARD OF DIRECTORS

Interested parties may communicate with the Board of Directors by writing a letter to the Chairman of the Board, to the Chair of the Nominations and Governance Committee, who acts as the lead independent director, or to the independent directors c/o Abbott Laboratories, 100 Abbott Park Road, D-364, AP6D, Abbott Park, Illinois 60064, Attention: Corporate Secretary. The General Counsel and Corporate Secretary regularly forwards to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to Abbott's business. In addition, directors regularly receive a log of all correspondence received by Abbott that is addressed to a member of the Board and may request any correspondence on that log.

CORPORATE GOVERNANCE MATERIALS

Abbott's corporate governance guidelines, outline of directorship qualifications, director independence standards, code of business conduct, and the charters of Abbott's Audit Committee, Compensation Committee, Nominations and Governance Committee, and Public Policy Committee are all available in the corporate governance section of Abbott's investor relations website (*www.abbottinvestor.com*).

2020 DIRECTOR COMPENSATION

Messrs. White and Ford are not compensated for serving on the Board or Board committees. Abbott's remaining directors, who are all non-employee directors, are compensated for their service under the Abbott Laboratories Non-Employee Directors' Fee Plan and the Abbott Laboratories 2017 Incentive Stock Program.

The following table sets forth a summary of the non-employee directors' 2020 compensation.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
R. J. Alpern	$126,000	$184,920	$0	$63,098	$25,000	$399,018
R. S. Austin	152,000	184,920	0	0	25,000	361,920
S. E. Blount	126,000	184,920	0	9,508	25,000	345,428
M. A. Kumbier	132,000	184,920	0	0	0	316,920
E. M. Liddy	151,000	184,920	0	0	0	335,920
D. W. McDew	126,000	184,920	0	0	0	310,920
N. McKinstry	132,000	184,920	0	0	20,000	336,920
P. N. Novakovic	141,000	184,920	0	0	0	325,920
W. A. Osborn	156,000	184,920	0	0	0	340,920
S. C. Scott III	44,000	0	0	0	0	44,000
D. J. Starks	126,000	184,920	0	0	0	310,920
J. G. Stratton	126,000	184,920	0	0	25,000	335,920
G. F. Tilton	132,000	184,920	0	0	25,000	341,920

[1] Under the Abbott Laboratories Non-Employee Directors' Fee Plan, non-employee directors earn $10,500 for each month of service as a director. Audit Committee members, other than the Audit Committee chair, receive $500 for each month of service on the Audit Committee. Board Committee chairs receive monthly fees of: $2,083.33 for the Audit Committee chair, $1,666.66 for the Compensation Committee chair, $1,250.00 for the Public Policy Committee chair, and $1,250.00 for the chair of any other Board committee. In addition, the lead independent director earns $2,500 for each month of such service and does not receive a fee for service as Nominations and Governance Committee chair. Fees earned under the Abbott Laboratories Non-Employee Directors' Fee Plan are paid in cash to the director, paid in the form of vested non-qualified stock options (based on an independent appraisal of their fair value), deferred (as a non-funded obligation of Abbott), or paid currently into an individual grantor trust established by the director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences when the director reaches age 65, or upon retirement from the Board of Directors, if later. The director may elect to have deferred fees and fees deposited in trust credited to either a guaranteed interest account or to a stock equivalent account that earns the same return as if the fees were invested in Abbott shares. If necessary, Abbott contributes funds to a director's trust so that as of year-end the stock equivalent account balance (net of taxes) is not less than seventy-five percent of the market value of the related common shares at year-end.

[2] The amounts reported in this column represent the aggregate grant date fair value of the awards calculated in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines the grant date fair value of stock unit awards by multiplying the number of restricted stock units granted by the average of the high and low market prices of an Abbott common share on the date of grant. In addition to the fees described in footnote 1, each non-employee director elected to the Board of Directors at the annual shareholders meeting receives vested restricted stock units having a value of $185,000 (rounded down) under the Abbott Laboratories 2017 Incentive Stock Program). In 2020, this was 1,974 units. The non-employee directors receive cash payments equal to the dividends paid on the shares covered by the units at the same rate as other shareholders. Upon termination, retirement from the Board, death, or a change in control of Abbott, a non-employee director will receive one common share for each restricted stock unit outstanding under the Incentive Stock Program. Each director is required to own, within five years of becoming a director, the number of Abbott shares having a fair

market value equal to five times the annual director fees earned or paid in cash. All directors with five years tenure or more meet or exceed the guidelines. The following Abbott restricted stock units were outstanding as of December 31, 2020: R. J. Alpern, 32,380; R. S. Austin, 40,043; S. E. Blount, 25,640; M. A. Kumbier, 4,215; E. M. Liddy, 27,807; D. W. McDew, 1,974; N. McKinstry, 25,640; P. N. Novakovic, 27,807; W. A. Osborn, 34,297; D. J. Starks, 10,597; J. G. Stratton, 7,160; and G. F. Tilton, 36,027.

[3] The following options were outstanding as of December 31, 2020: R. S. Austin, 57,618; E. M. Liddy, 56,414; N. McKinstry, 56,356; P. N. Novakovic, 93,553; W. A. Osborn, 37,733; and S. C. Scott III, 44,440.

[4] The totals in this column include reportable interest credited under Abbott Laboratories Non-Employee Directors' Fee Plan during the year.

[5] Charitable contributions made by Abbott's non-employee directors are eligible for a matching contribution (up to $25,000 annually). The amounts reported in this column represent charitable matching grant contributions, as follows: R. J. Alpern, $25,000; R. S. Austin, $25,000; S. E. Blount, $25,000; N. McKinstry, $20,000; J. G. Stratton, $25,000; and G. F. Tilton, $25,000.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the number of Abbott common shares beneficially owned as of January 31, 2021 by (i) each director nominee, (ii) each individual serving as Chief Executive Officer and as Chief Financial Officer during 2020, and the three other most highly paid executive officers in 2020 (collectively, the ''named officers''), and (iii) all directors and executive officers of Abbott as a group. It also reflects the number of stock equivalent units held by non-employee directors under the Abbott Laboratories Non-Employee Directors' Fee Plan and restricted stock units held by non-employee directors, named officers, and executive officers.

Name	Shares Beneficially Owned[(1)(2)]	Stock Options Exercisable Within 60 Days of January 31, 2021[(3)]	Stock Equivalent Units
H. L. Allen	151,896	1,109,341	0
R. J. Alpern	32,380	0	8,214
R. S. Austin	40,043	57,618	0
S. E. Blount	28,240	0	0
R. B. Ford	244,868	1,218,661	0
R. E. Funck, Jr.	200,475	378,314	0
J. F. Ginascol	89,003	169,059	0
M. A. Kumbier	5,248	0	0
E. M. Liddy	30,127	56,414	21,584
D. W. McDew	1,974	0	0
N. McKinstry	25,640	56,356	0
P. N. Novakovic	41,004	93,553	0
W. A. Osborn	79,745	37,733	28,935
M. F. Roman	0	0	0
D. G. Salvadori	102,433	594,254	0
D. J. Starks	7,020,657	0	0
J. G. Stratton	10,615	0	6,049
G. F. Tilton	43,377	0	33,196
M. D. White	3,141,293	5,959,728	0
B. B. Yoor	69,886	197,150	0
All directors and executive officers as a group[(4)(5)]	12,367,861	14,370,846	97,978

[(1)] This column includes shares held in the officers' accounts in the Abbott Laboratories Stock Retirement Trust as follows: R. E. Funck, Jr., 17,758; M. D. White, 35,146; B. B. Yoor, 2,272; and all executive officers as a group, 79,829. Each officer has shared voting power and sole investment power with respect to the shares held in his or her account.

[(2)] This column includes restricted stock units held by the non-employee directors and payable in stock upon their retirement from the Board as follows: R. J. Alpern, 32,380; R. S. Austin, 40,043; S. E. Blount, 25,640; M. A. Kumbier, 4,215; E. M. Liddy, 27,807; D. W. McDew, 1,974; N. McKinstry, 25,640; P. N. Novakovic, 27,807; W. A. Osborn, 34,297; D. J. Starks, 10,597; J. G. Stratton, 7,160; G. F. Tilton, 36,027; and all directors as a group, 273,587.

[(3)] This column also includes 72,590 restricted stock units held by all named officers and executive officers as a group that will be payable in stock within 60 days of January 31, 2021.

[(4)] Certain executive officers of Abbott are fiduciaries of several employee benefit trusts maintained by Abbott. As such, they have shared voting and/or investment power with respect to the common shares held by those trusts. The table does not include the shares held by the trusts. As of January 31, 2021, these trusts owned a total of 29,672,769 (1.7%) of the outstanding shares of Abbott.

None of the directors, named officers, or executive officers has pledged shares.

[(5)] No director or executive officer beneficially owns more than one percent of the outstanding shares of Abbott. Excluding the shared voting and/or investment power over the shares held by the trusts described in footnote 4, the directors and executive officers as a group beneficially own 1.5 percent of the outstanding shares of Abbott.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis (CD&A) describes Abbott's executive compensation program in 2020. In particular, this CD&A explains how the Compensation Committee (the Committee) and Board of Directors made compensation decisions for the Company's executives, including the seven named officers: Robert B. Ford, President and Chief Executive Officer effective March 31, 2020 (previously President and Chief Operating Officer); Robert E. Funck, Jr., Executive Vice President, Finance and Chief Financial Officer effective March 1, 2020; Hubert L. Allen, Executive Vice President, General Counsel and Secretary; John F. Ginascol, Executive Vice President, Core Diagnostics; Daniel G. Salvadori, Executive Vice President, Nutritional Products; Miles D. White, Executive Chairman of the Board effective March 31, 2020 (previously Chairman and Chief Executive Officer); and Brian B. Yoor, former Executive Vice President, Finance and Chief Financial Officer.

The CD&A also describes the process the Committee utilizes to examine performance in the context of executive pay decisions, the performance goals and results for each named officer, and recent updates to our compensation program. This year's CD&A reflects the feedback from our shareholders gathered during our 2020 shareholder outreach described on page 34.

2020 PERFORMANCE

Abbott's sustained strong performance has resulted in total shareholder return (TSR) significantly exceeding the peer median and major market indices on a one-, three-, and five-year basis.

Abbott's three-year TSR of 101.7% is more than twice that of the peer group median and the broader Standard & Poor's 500 (S&P 500) and more than three times that of the Dow Jones Industrial Average (DJIA) market index. These consistent above-market returns are driven by the strength of our diversified business model with leadership positions in some of the largest and fastest growing markets in healthcare and innovative product portfolios across our businesses.

Abbott delivered strong returns for shareholders in 2020, despite the global market challenges from COVID-19, and achieved or exceeded the financial targets that were set before the pandemic in January 2020. Abbott's one-year TSR was 28.0%, more than three times the peer median TSR, and significantly above major market indices, a testament to the strength of our diversified business model and ability to innovate and deliver in this challenging environment.



In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.

- Achieved important product approvals in 2020 across our businesses that will be significant contributors to growth in the coming years.

- Increased manufacturing scale and capabilities across several important products, including significant investment in COVID-19 diagnostic test capacity to help meet immediate global testing needs and further accelerate Abbott's leadership position in diagnostic testing.

- Returned $2.6 billion to shareholders through dividends in 2020 and announced a 25% increase to the dividend payable in 2021, demonstrating Abbott's financial strength and commitment to shareholder returns.

- Launched our 2030 Sustainability Plan focused on Abbott's greatest opportunities to make an impact: creating new life-changing technologies and products, expanding the access and affordability of this innovation, and breaking down barriers that prevent people from getting the care they need.

CHANGES BASED ON SHAREHOLDER FEEDBACK AND MARKET PRACTICES

During 2020, we conducted extensive shareholder outreach to discuss our compensation program, among other topics. In the spring, we engaged shareholders representing over 60% of our outstanding shares in an open dialogue to discuss various topics, including Abbott's market-leading disclosures that enhance shareholder understanding of how pay decisions are made and how the metrics we use are linked to business strategy and goals. Their feedback was overwhelmingly positive, which was reflected in the 92% support for our Say-on-Pay Proposal.

As illustrated in the table below, over the past several years we have made numerous changes to our program and our proxy statement based on feedback from our shareholders as well as a review of market practices.

RECENT EXECUTIVE COMPENSATION CHANGES

- Significantly increased disclosure related to payouts for both annual and long-term incentives

- Revised annual cash incentive plan goals and weighting

- Changed performance-based restricted stock awards to vest only over a 3-year term with no more than one-third of the award vesting in any one year

- Implemented a strengthened recoupment policy

- Introduced new long-term incentive measures to reflect sustained performance over a three-year period

- Increased director share ownership guidelines

- Increased the ROE target for vesting of performance restricted shares

- Updated our peer group to reflect increased size and complexity of business

ABBOTT'S PEER GROUP FOR PAY AND COMPANY PERFORMANCE BENCHMARKING

To determine the competitiveness of our compensation and benefit programs, the Committee, in consultation with its independent consultant, annually compares the level of compensation, pay practices, and our relative performance to those of peer companies. Our Compensation Committee reviewed our peer group in 2020 to determine whether any changes were necessary to better reflect the increased size (sales and market capitalization) and complexity of Abbott's business. They also reviewed whether United Technologies should remain a peer following its corporate transaction with Raytheon in which they merged and spun off various businesses, resulting in the new company, Raytheon Technologies.

Based on this review, the Compensation Committee replaced Raytheon Technologies with Cisco and Nike. This revised peer group strikes the appropriate balance between size (revenue and market capitalization between approximately one-third and three times Abbott's), growth and return profiles, geographic breadth, and management and operating structure. This approach has been overwhelmingly supported by our investors during shareholder outreach.

The updated peer group is summarized below, showing the primary characteristics for each company selected, including the Abbott business segment(s) represented by the peer company.

Company Name	Sales/ Rev.[1] (billions)	Market Cap[1] (billions)	% Rev. Outside U.S.	Similar # Employees	Mfg. Driven/ Consumer- Facing	Abbott Business Segment(s)/Characteristics Represented
3M Company	$32.2	$100.8	✓	✓	✓	Diagnostics
Becton Dickinson	$17.1	$ 72.8	✓	✓	✓	Diagnostics, Medical Devices
Boston Scientific	$10.1	$ 51.5	✓		✓	Medical Devices
Bristol-Myers Squibb	$39.4	$140.2	✓		✓	Established Pharmaceuticals
Cisco	$48.1	$189.1	✓	✓	✓	Diagnostics, Medical Devices
The Coca-Cola Company	$33.5	$235.7	✓	✓	✓	Consumer
Danaher Corporation	$22.3	$157.8	✓	✓	✓	Diagnostics
Honeywell International	$32.6	$149.2	✓	✓	✓	Diagnostics, Medical Devices
Johnson & Johnson	$82.6	$414.3	✓	✓	✓	Diagnostics, Established Pharmaceuticals, Medical Devices
Medtronic	$27.9	$157.7	✓	✓	✓	Medical Devices
Merck	$47.3	$207.0	✓	✓	✓	Established Pharmaceuticals
Mondelez International	$26.6	$ 83.6	✓	✓	✓	Consumer
Nike	$38.3	$222.1	✓	✓	✓	Consumer
Procter & Gamble	$74.0	$345.0	✓	✓	✓	Consumer
Reckitt Benckiser[2]	$18.4	$ 63.4	✓		✓	Nutrition
Stryker Corporation	$14.4	$ 92.1			✓	Medical Devices
Thermo Fisher Scientific	$32.2	$184.6	✓	✓	✓	Diagnostics
Peer Group Median	**$32.2**	**$157.7**				
Abbott	**$34.6**	**$194.1**	✓	✓	✓	
Abbott Percentile Rank	**65th**	**71st**				

[1] Data source: Nasdaq IR Insight database reflects most recently disclosed (as of January 31, 2021) trailing 12-month sales/revenue. The market cap reflects values on December 31, 2020.

[2] Revenue/Market Cap converted to USD for companies outside the U.S.

BASIS FOR COMPENSATION DECISIONS

Abbott and its Compensation Committee have designed a compensation program that balances short- and long-term objectives to focus our executives on actions that create value today, while building for sustainable future success. Approximately two-thirds of our pay is equity-based, directly tying a significant portion of executive compensation to shareholder returns.

Our compensation program is **market-based** (to ensure our ability to attract and retain talented executives) and produces compensation outcomes that are **performance-based** (to incent the achievement of profitable growth that increases shareholder value).

COMPENSATION PROGRAM IS MARKET-BASED

All components of total direct compensation are market-based. Each year, the Compensation Committee reviews market data with the independent compensation consultant to ensure our programs are aligned and our officers are positioned appropriately relative to the market.

Base Salary

Base salary targets are initially set using the median of the peer group as a benchmark. Base salaries then vary depending on the officer's experience, expertise, and performance. The average base salary of our executive officers is approximately at the market median.

Annual Incentive Plan

Annual incentive targets are initially set using the median of the peer group as a benchmark. The targets may vary based on other factors, including internal pay comparisons. Further linkage to the market is achieved by setting targets that require our officers to exceed the anticipated growth of the market in which they compete in order to achieve a target payout of their annual incentives.

Long-Term Incentive Plan (LTI)

To set annual LTI award guidelines, the Committee first reviews LTI grants made by peer companies to identify the competitive market range. Each year the guidelines are set at the appropriate level within the competitive market range based on Abbott's relative performance, as described on the following page. To recognize the continued growth focus of Abbott and to directly align the interests of executive officers with the interests of our shareholders, the Compensation Committee grants long-term incentive awards in the form of 50% stock options and 50% performance restricted shares. This mix of incentive awards is consistent with our peers.

COMPENSATION OUTCOMES ARE PERFORMANCE-BASED

Other than base salary, which is the smallest component of our executives' compensation, all remaining components of Total Direct Compensation (i.e., annual incentive, performance-based restricted stock awards, and stock options) are aligned with individual, business segment and Company performance.

Annual Incentive Plan

In order for the annual incentive plan to pay out, the EPS goal must be achieved. If the EPS goal is not achieved, then the annual incentive plan is not funded. Final payouts are determined based upon performance relative to annual goals and are capped as a percentage of consolidated net earnings (CEO cap is 0.15%; other NEO cap is 0.075%). The following formula summarizes the annual incentive payout process for officers, assuming the EPS goal is achieved.

For example:

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$525,000	x	90%	x	95%	=	$448,875

For 2020 performance, annual incentive payouts for Abbott executive officers averaged 96% of target. For individual calculations for each named officer, see pages 42 to 57. The annual incentive plan is formula driven based on financial, strategic, and talent and succession results. Officer financial goals are based on adjusted financial measures that reflect the true results of our ongoing operations and are set based on the expected market growth of the businesses in the markets in which we compete.

The goals used to determine annual incentive payouts for Abbott executive officers were set at the beginning of 2020. Abbott did not adjust 2020 financial goals due to the impact of the pandemic. Instead, the Compensation Committee evaluated and rewarded each business leader based on their original goals, as well as their contribution to the Company's extraordinary response to the pandemic.

This response, which enhanced Abbott's position as a world leader in diagnostic testing, included:

- The timely development of multiple COVID-19 related diagnostic tests across Abbott's broad diagnostics portfolio.
- Global manufacturing ramp up to meet demand, with expansions at existing facilities and the creation of two new manufacturing sites in the U.S.

In addition, business continuity across the Company was maintained through close partnerships with existing suppliers and a focus on supply chain management that ensured customer needs were met and R&D programs continued yielding approvals and a strong pipeline for future growth.

Long-Term Incentive Plan

Throughout the process, Abbott's awards are based on Company and individual performance, from guideline positioning all the way through vesting. Conversely, most other companies reflect performance only at the company level, through relative TSR at vesting. Thus, Abbott's process is much more rigorous and performance-based than other companies' programs.

The Committee positions LTI award guidelines relative to the market by comparing Abbott's 3-year TSR performance against our peers. 5- and 1-year TSR performance are also referenced to ensure long-term performance is sustained, and current performance is on track with shareholder expectations.

For example, guidelines for grants made in February 2020 were set at the 60th percentile of our peer group, reflecting 100th percentile relative 3-year TSR performance for the period ending in 2019. The 5-year TSR ranked at the 75th percentile of our peer group for the period ending in 2019, while the 1-year TSR was at the 25th percentile of our peer group.

The recommendation for each officer starts with the Company LTI award guideline (based on relative TSR performance and market data as described above) for the officer's position and is adjusted based upon assessment of their sustained contributions over the last three years. Contribution scores are totaled and used to adjust each officer's award guideline. Final awards may be increased or decreased based on the long-term impact each individual officer had on the organization. For example:

SAMPLE INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2017**	**2018**	**2019**	**OVERALL**
Sales and Market Growth Contribution	Met (0)	Did not meet (-1)	Exceeded (+1)	0
Margin Contribution	Met (0)	Met (0)	Exceeded (+1)	+1
Strategic Financial Contribution	Met (0)	Met (0)	Met (0)	0
			Total	+1
			LTI Adjustment	**110%**

LTI ADJUSTMENT LEGEND	
TOTAL	**RESULT**
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

Awards granted in 2020, based on individual officer performance for the three-year period ending in 2019, resulted in awards ranging from the 10th percentile to the 90th percentile of our peer group, with an average of the 60th percentile. For individual calculations for each named officer, see pages 42 to 57.

Since stock options realize value only through share price appreciation, the value realized upon the exercise of vested stock options directly aligns the compensation earned with the value shareholders received over the same period. Options are also aligned with shareholder value through the impact of relative TSR in determining the LTI award guidelines.

Performance restricted shares vest one-third each year only if the Adjusted Return on Equity (ROE) performance target is achieved. Vesting is absolute—either 100% or 0%. **There is no partial vesting if the target is missed and no additional vesting upside if the Company over-performs**. The Committee believes Adjusted ROE is the appropriate performance measure for vesting because ROE measures how much profit the Company generates over the long-term with the capital that shareholders have invested and is a measure reflecting deployment of capital or capital allocation. Adjusted ROE reflects earnings from continuing operations excluding specified items, such as intangible amortization expense and various other costs including expenses related to restructuring actions or business acquisitions. Adjusted ROE also excludes the impact of foreign exchange on equity.

In 2021, the Adjusted ROE vesting target to determine future vesting was increased from 13% to 14%. This increase follows similar increases in prior years, which have increased this target 40% since 2014. This is consistent with our stated intent to increase our Adjusted ROE targets over time following the separation of AbbVie, which had a significant impact on our ROE and other return measures, including Return on Assets (ROA).

Prior to the separation of Abbott and AbbVie, the AbbVie business accounted for the majority (65%) of Abbott's adjusted net income. **However, at the separation of AbbVie, Abbott retained the majority (90%) of the equity.** While Abbott's ROE was disproportionally lower following the AbbVie separation, shareholders that retained both their Abbott and AbbVie shares over the past eight years since the AbbVie separation would have seen a 231% appreciation in their holdings.

IMPACT OF ABBOTT/ABBVIE SEPARATION



ABBV
ABT

Split of Shareholders' Equity at Separation

Split of 2012 Adjusted Net Income

Summary of LTI Process

The graphic below summarizes the LTI process and its direct linkage to the market and company and individual performance.



ASSESS LTI MARKET FOR PEERS	DETERMINE AWARD GUIDELINES	ADJUST FOR INDIVIDUAL PERFORMANCE	CONVERT TO LTI GRANTS	FUTURE PERFORMANCE DETERMINES VALUE
✓ Market-Based	✓ Performance-Based	✓ Performance-Based	✓ Market-Based	✓ Performance-Based
Review LTI granted by peer companies to identify competitive market range	Position LTI award guidelines relative to market by comparing Abbott's 3-year TSR performance against peers. 1- and 5-year TSR performance also considered to ensure sustained performance is on track with shareholder expectations	Award guidelines adjusted up or down based on individual officer's sustained 3-year contributions to: • Sales and market growth • Margin • Strategic financial measures	Convert individual LTI award values to equity grants: • 50% performance-restricted shares • 50% stock options	Determine if awards deliver value: • Stock options generate value only through share price appreciation • Performance-restricted shares earned upon attainment of adjusted ROE target

COMPENSATION PROGRAM IS DIRECTLY LINKED TO BUSINESS STRATEGY

Our compensation program is also linked directly to our business strategy, to ensure that officers are focused on those activities that drive our business strategy and create value for shareholders.

The table below explains the strategic link of the key metrics used in our annual and long-term incentive plans.

EVALUATION OF PERFORMANCE	
METRIC	**STRATEGIC LINK**
Our annual incentive plan is aligned to the following drivers of shareholder value:	
Sales	Measures Abbott's ability to compete effectively in the markets in which we participate and focuses management on achieving strong top-line growth, consistent with our business strategy.
Diluted EPS	Basis on which Abbott sets annual performance expectations and consistent with how we report operating results to the financial community.
Return on Assets	Measures profitability and how effectively Company assets are used to generate profit.
Free Cash Flow	Recognizes the importance of generating cash to fund ongoing investments in our business and to pay down debt, pay dividends, and fund investments outside of capital expenditures.
Our long-term incentive plan relies on the following Company metrics, and 3-year sustained individual performance metrics, to determine award value:	
Total Shareholder Return	Measures Abbott's stock and dividend performance against our peer group. Used to position LTI award guidelines relative to the market.
3-year LTI Contribution Metrics	Measures how each officer has performed relative to their sales, margin, and strategic financial contribution goals. Used to adjust LTI award guidelines to reflect individual performance.
Return on Equity	Measures how much profit Abbott generates over the long-term with the capital that shareholders have invested. Used to determine if performance-restricted awards vest.

Officer financial goals are set and assessed based on adjusted measures that the Committee believes more accurately reflect the results of our ongoing operations. We make certain adjustments for specified items, whether favorable or unfavorable, that are unusual or unpredictable, such as cost reduction initiatives, restructuring programs, integration activities and other business acquisition-related costs, and the impact of significant tax changes. We also exclude intangible amortization expense to provide greater visibility on the results of operations excluding these costs, similar to how Abbott's management internally assesses performance.

The Committee believes these adjusted measures provide a more stable assessment of Abbott's core business and encourage decision-making that considers long-term value. They also align compensation goals with the financial guidance we communicate to investors, which is also based on adjusted measures.

COMPENSATION LINK TO SUSTAINABILITY

Our leadership covenant includes commitments to multiple environmental, social and governance efforts. Examples include:

- A sustainable infrastructure to drive quality, environmental, health and safety performance
- Human capital management to ensure an inclusive culture and the fair and balanced treatment of our employees
- Quality products provided at competitive prices to patients and consumers at hospitals and retailers
- Abbott's Code of Conduct to ensure adequate internal controls for financial reporting and compliance with applicable laws and regulations.

Since this covenant is considered the minimum requirement of being an officer at Abbott, any officer that does not fulfill the covenant can receive a reduction of up to 100% of their annual incentive and/or long-term incentive awards.

In addition, we maintain several sustainability commitments, which are further described in our Proxy Summary on page 10, and include:

- Innovate for Access and Affordability
- Talent
- Data and Data Privacy
- Supply Chain
- Climate and Water Use

PAY DECISIONS FOR NAMED EXECUTIVE OFFICERS

The following pages detail the goals and metrics used to determine each named officer's payout under our annual and long-term incentive plans. For some goals, the target is not disclosed for competitive reasons. The long-term incentive decisions shown in the Summary Compensation Table of this proxy statement and detailed here were based upon performance through 2019, whereas the annual incentive plan payouts are based upon performance during 2020.

NAMED EXECUTIVE OFFICER COMPENSATION DECISIONS



ROBERT B. FORD

President and Chief Executive Officer, and Director

Mr. Ford previously served as President and Chief Operating Officer until his appointment to President and Chief Executive Officer on March 31, 2020.

Base Salary

Mr. Ford's annual base salary was increased to $1,400,000 in March 2020 in connection with his promotion to President and Chief Executive Officer.

Annual Incentive Plan

Mr. Ford's target bonus was increased to 175% in connection with his promotion to President and Chief Executive Officer. Based on performance in 2020, Mr. Ford received a bonus in February 2021 which was calculated as follows:

GOAL	2019 RESULTS ACHIEVED	GOAL WEIGHT	2020 GOAL MEASUREMENT			2020 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Sales[2]	$31.96B	25%	$34.02B	$34.18B	$34.33B	$34.92B	37.5%
Adjusted Diluted EPS	$3.24	25%	$3.55	$3.60	$3.65	$3.65	37.5%
Adjusted ROA	10.9%	10%	11.6%	11.7%	11.8%	11.8%	15.0%
Free Cash Flow	$4.5B	10%	$4.3B	$4.6B	$4.8B	$5.7B	15.0%
						Financial Total	**105.0%**

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items, such as intangible amortization expense and various other costs including expenses related to restructuring actions or business acquisitions. Adjusted Return on Assets (ROA) reflects earnings from continuing operations, excluding interest expense and specified items. Adjusted ROA also reflects total assets less current liabilities excluding short-term borrowings. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, must increase market share.

STRATEGIC METRICS[3]						
Diabetes Care Sales Growth		10%	93.7% of Target	Target	106.0% of Target	Below Threshold	0.0%
Structural Heart Sales Growth		10%	83.6% of Target	Target	109.3% of Target	Below Threshold	0.0%
Core Diagnostics Sales Growth		10%	85.5% of Target	Target	112.0% of Target	Below Threshold	0.0%

[3] Target not disclosed for competitive reasons. Diabetes Care, Structural Heart and Core Diagnostics Sales Growth exclude the impact of foreign exchange.

Given the course of the pandemic, the strategic goals set in February 2020 shifted immediately to focus on pandemic response. **Our extraordinary response was focused on 3 specific goals, all of which were overachieved.**

STRATEGIC METRICS	2020 RESULTS	GOAL SCORE
Goal (10% weight): Develop COVID-19 related tests across Abbott's broad diagnostic portfolios.	Overachieved: Abbott developed 12 tests, half of which were approved for use during the first six months of 2020.	15.0%
Goal (10% weight): Expand manufacturing capacity for COVID-19 tests in both the U.S. and internationally.	Overachieved: Authorized $639MM of spending to expand manufacturing at existing facilities and create two new facilities (in IL and ME). Sold 424MM COVID-19 tests during 2020, representing $3.9B in sales.	15.0%
Goal (10% weight): Ensure supply chain and business continuity for existing base business.	Overachieved: Through proactive and continuous communication with suppliers and vendors, Abbott experienced no disruptions to our supply chain.	15.0%

Strategic Total	45.0%
Financial Total (prior page)	105.0%
Total Goal Score	150.0%

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$1,400,000	x	175%	x	150%	=	$3,675,000

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019,** Mr. Ford received an LTI award in **February 2020** with a value of $11,250,000, which was 90% of the market value equity award for a CEO in Abbott's peer group. This award was paid 50% in stock options[1] and 50% in performance restricted shares[2].

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$12,500,000	x	90%	x	50% Stock Options[1]	=	$5,625,000
				50% Performance Restricted Shares[2]		$5,625,000
					Total	**$11,250,000**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2017**	**2018**	**2019**	**OVERALL**
Sales and Market Growth Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Margin Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Strategic Financial Contribution	Exceeded (+1)	Met (0)	Did not meet (-1)	0
			Total	+5
			Preliminary Adjustment	**125%**
			Impact[3]	-
			LTI Adjustment	**90%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.

[3] Individual LTI performance assessment was based upon Mr. Ford's role as President and Chief Operating Officer. The Committee adjusted the grant to reflect Mr. Ford's upcoming promotion to President and Chief Executive Officer.

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ROBERT E. FUNCK, JR

Executive Vice President, Finance and Chief Financial Officer

Mr. Funck previously served as Senior Vice President, Finance and Controller. Mr. Funck was appointed to Executive Vice President, Finance and Chief Financial Officer effective March 1, 2020.

Base Salary

Mr. Funck's annual base salary was increased in January 2020 to $825,000 in connection with his promotion to Executive Vice President, Finance and Chief Financial Officer.

Annual Incentive Plan

Mr. Funck's target bonus was increased to 115% of base salary in 2020 in connection with his promotion to Executive Vice President, Finance and Chief Financial Officer. Based on performance in 2020, Mr. Funck received a bonus in February 2021 which was calculated as follows:

GOAL	2019 RESULTS ACHIEVED	GOAL WEIGHT	2020 GOAL MEASUREMENT			2020 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Sales[2]	$31.96B	10%	$34.02B	$34.18B	$34.33B	$34.92B	15.0%
Adjusted Diluted EPS	$3.24	20%	$3.55	$3.60	$3.65	$3.65	30.0%
Free Cash Flow	$4.5B	10%	$4.3B	$4.6B	$4.8B	$5.7B	15.0%
Achieve Key Treasury and Tax Metrics[3]	—	15%	Target	Target	Target	Achieved	15.0%
						Financial Total	**75.0%**

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, must increase market share

[3] Target not disclosed for competitive reasons.

STRATEGIC METRICS

Goal (10% weight): Execute integration milestones related to Cardiovascular Entity/Enterprise Resource Planning, global expense reporting and management, and site strategies.
Result: Achieved

Goal (10% weight): Reduce operational risk associated with aging technology through specific application remediation, upgrading and replacing critical applications, and remediating unsupported infrastructure.
Result: Mostly achieved

Goal (10% weight): Execute improvements to key financial processes, including financial planning, monthly close, capital expenditure, and Financial Policies and Procedures.
Result: Mostly achieved

Abbott

Given the course of the pandemic, the strategic goals set in February 2020 shifted immediately to focus on pandemic response. **Our extraordinary response was focused on 3 specific goals, all of which were overachieved.**

STRATEGIC METRICS	2020 RESULTS	GOAL SCORE
Goal (10% weight): Develop COVID-19 related tests across Abbott's broad diagnostic portfolios.	Overachieved: Abbott developed 12 tests, half of which were approved for use during the first six months of 2020.	15.0%
Goal (10% weight): Expand manufacturing capacity for COVID-19 tests in both the U.S. and internationally.	Overachieved: Authorized $639MM of spending to expand manufacturing at existing facilities and create two new facilities (in IL and ME). Sold 424MM COVID-19 tests during 2020, representing $3.9B in sales.	15.0%
Goal (10% weight): Ensure supply chain and business continuity for existing base business.	Overachieved: Through proactive and continuous communication with suppliers and vendors, Abbott experienced no disruptions to our supply chain.	15.0%

TALENT AND SUCCESSION METRICS	2020 RESULTS	GOAL SCORE
Goal (15% weight): Meet talent and succession planning targets.	Achieved	15.0%
	Strategic and Talent Total	60.0%
	Financial Total (prior page)	75.0%
	Total Goal Score	135.0%

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$825,000	x	115%	x	135.0%	=	$1,280,800

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019**, Mr. Funck received an LTI award in **February 2020** with a value of $4,432,500, which was equal to 112.5% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$3,940,000	x	112.5%	x	50% Stock Options[1]	=	$2,216,250
				50% Performance Restricted Shares[2]		$2,216,250
					Total	**$4,432,500**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	2017	2018	2019	OVERALL
Sales and Market Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Exceeded (+1)	Met (0)	Met (0)	+1
			Total	+6
			Preliminary Adjustment	**125%**
			Impact[3]	-
			LTI Adjustment	**112.5%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		IMPACT		
TOTAL	RESULT	IMPACT ON BUSINESS PRIORITIES	SCORE	RESULT
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.

[3] Individual LTI performance assessment was based upon Mr. Funck's role as Controller. The Committee adjusted the grant to reflect Mr. Funck's upcoming promotion to Chief Financial Officer.

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HUBERT L. ALLEN

Executive Vice President, General Counsel and Secretary

Base Salary

Mr. Allen's annual base salary was increased to $760,000 in March 2020.

Annual Incentive Plan

Based on performance in 2020, Mr. Allen received a bonus in February 2021 which was calculated as follows:

GOAL	2019 RESULTS ACHIEVED	GOAL WEIGHT	2020 GOAL MEASUREMENT			2020 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Sales[2]	$31.96B	10%	$34.02B	$34.18B	$34.33B	$34.92B	15.0%
Adjusted Diluted EPS	$3.24	15%	$3.55	$3.60	$3.65	$3.65	22.5%
Free Cash Flow	$4.5B	10%	$4.3B	$4.6B	$4.8B	$5.7B	15.0%
Other Financial Returns[3]	—	10%	Target	Target	Target	Achieved	10.0%
STRATEGIC METRICS							
Goal (30% weight): Resolve certain key litigation matters and investigations. **Result:** Achieved							30.0%
Goal (10% weight): Achieve intellectual property strategy initiatives across all Abbott divisions. **Result:** Achieved							10.0%
TALENT AND SUCCESSION METRICS							
Goal (15% weight): Meet talent and succession planning targets. **Result:** Mostly achieved							12.5%
						Total	**115.0%**

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$760,000	x	105%	x	115%	=	$917,700

[1] Adjusted Sales exclude the impact of foreign exchange on actual sales relative to the goal target. Adjusted Diluted EPS is diluted earnings per common share from continuing operations excluding specified items. Free Cash Flow equals Operating Cash Flow less acquisitions of property and equipment.

[2] Set based on expected market growth of the businesses and markets in which we compete. To achieve target payout, must increase market share.

[3] Target not disclosed for competitive reasons.

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019**, Mr. Allen received an LTI award in **February 2020** with a value of $3,750,000, which was equal to 125% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$3,000,000	x	125%	x	50% Stock Options[1]	=	$1,875,000
				50% Performance Restricted Shares[2]		$1,875,000
					Total	$3,750,000

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	2017	2018	2019	OVERALL
Sales and Market Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Exceeded (+1)	Met (0)	Met (0)	+1
			Total	+6
			LTI Adjustment	**125%**

LTI ADJUSTMENT LEGEND	
TOTAL	RESULT
+4 or More	125%
+1 to +3	110%
0	100%
-1 or -2	90%
-3 or Less	75%

[1]   Stock options realize value only through share price appreciation.

[2]   Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.



JOHN F. GINASCOL

Executive Vice President, Core Diagnostics

Base Salary

Mr. Ginascol's annual base salary was increased to $710,000 in March 2020.

Annual Incentive Plan

Based on performance in 2020, Mr. Ginascol received a bonus in February 2021 which was calculated as follows:

GOAL	2019 RESULTS ACHIEVED	GOAL WEIGHT	2020 GOAL MEASUREMENT			2020 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Division Net Sales[2]	$4.8B	20%	$4.97B	$5.03B	$5.08B	$4.52B	0.0%
Adjusted Division Margin[3]	—	20%	Target	Target	101.7% of Target	72.5% of Target	0.0%
Adjusted Division Gross Margin[3]	—	5%	99.6% of Target	Target	103.9% of Target	91.1% of Target	0.0%
Gross Margin Improvement[3]	—	5%	90.0% of Target	Target	110.0% of Target	105.7% of Target	6.5%
Market Share[3]	—	10%	<Target	Target	Target	Partially Achieved	6.0%
Adjusted Division Free Cash Flow[3]	—	5%	Target	Target	103.0% of Target	88.7% of Target	0.0%
Cash Conversion Cycle[3]	—	5%	5 days over target	Target	Target	5 days over Target	2.5%
STRATEGIC METRICS							
Goal (20% weight): Execute specified reliability improvements, product submissions and launches, network strategies, and achieve test of record and utilization targets. **Result:** Achieved.							20.0%
TALENT AND SUCCESSION METRICS							
Goal (10% weight): Meet talent and succession planning targets. **Result:** Achieved.							10.0%
						Total	**45.0%**

Mr. Ginascol and his business contributed significant resources and expertise, particularly in R&D and manufacturing, to assist the Rapid Diagnostics Infectious Disease Developed Market (IDDM) business as they developed and produced COVID-19 tests. Given the significant contributions to both businesses, the Committee determined Mr. Ginascol's payout based on the sales and margin of the two businesses combined.

| GOAL | GOAL WEIGHT | 2020 GOAL MEASUREMENT | | | 2020 RESULTS ACHIEVED | GOAL SCORE |
		THRESHOLD	TARGET	MAXIMUM		
Adjusted Division Net Sales Core + IDDM businesses[3]	20%	98.6% of Target	Target	100.9% of Target	129.7% of Target	30.0%
Adjusted Division Margin Core + IDDM businesses[3]	20%	Target	Target	101.8% of Target	163.6% of Target	30.0%
					Sales and Margin Total	60.0%
					Total (prior page)	45.0%
					Total Goal Score	105.0%

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$710,000	x	115%	x	105.0%	=	$857,300

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual Core Diagnostics sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin exclude the impact of foreign exchange on actual Core Diagnostics division margin and gross margin relative to the respective goal target. Adjusted Division Free Cash Flow reflects Core Diagnostics pre-tax operating cash flow less capital expenditures and excludes the impact of foreign exchange.

[2] Set based on expected market growth in Core Diagnostics market. To achieve target, must gain market share.

[3] Target not disclosed for competitive reasons.

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019**, Mr. Ginascol received an LTI award in **February 2020** with a value of $3,308,000, which was equal to 100% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$3,308,000	x	100%	x	50% Stock Options[1]	=	$1,654,000
				50% Performance Restricted Shares[2]		$1,654,000
				Total		**$3,308,000**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2017**	**2018**	**2019**	**OVERALL**
Sales and Market Growth Contribution	Did Not Meet (-1)	Exceeded (+1)	Exceeded (+1)	+1
Margin Contribution	Did Not Meet (-1)	Met (0)	Did Not Meet (-1)	-2
Strategic Financial Contribution	Exceeded (+1)	Met (0)	Did Not Meet (-1)	0
			Total	-1
			Preliminary Adjustment	90%
			Impact	+
			LTI Adjustment	**100%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.

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DANIEL G. SALVADORI

Executive Vice President, Nutritional Products

Base Salary

Mr. Salvadori's annual base salary of $710,000 did not change in 2020.

Annual Incentive Plan

Based on performance in 2020, Mr. Salvadori received a bonus in February 2021 which was calculated as follows:

GOAL	2019 RESULTS ACHIEVED	GOAL WEIGHT	2020 GOAL MEASUREMENT			2020 RESULTS ACHIEVED	GOAL SCORE
			THRESHOLD	TARGET	MAXIMUM		
FINANCIAL METRICS[1]							
Adjusted Division Net Sales[2]	$7.47B	20%	$7.54B	$7.63B	$7.74B	$7.68B	24.2%
Adjusted Division Margin[3]	—	20%	Target	Target	103.2% of Target	101.3% of Target	24.2%
Adjusted Division Gross Margin[3]	—	5%	99.8% of Target	Target	103.7% of Target	100.0% of Target	5.0%
Gross Margin Improvement[3]	—	5%	Target	Target	110.0% of Target	100.0% of Target	5.0%
Market Share[3]	—	10%	Target	Target	Target	At Target	10.0%
Adjusted Division Free Cash Flow[3]	—	5%	Target	Target	102.9% of Target	119.7% of Target	7.5%
Cash Conversion Cycle[3]	—	5%	5 days over Target	Target	Target	1 day less than Target	5.0%
STRATEGIC METRICS							
Goal (20% weight): Execute specified product launches, innovation sales, key country initiatives, ingredient supply strategy, and manufacturing capacity initiatives. **Result:** Achieved.							20.0%
TALENT AND SUCCESSION METRICS							
Goal (10% weight): Meet talent and succession planning targets. **Result:** Achieved.							10.0%
						Total	**110.9%**

BASE SALARY		BONUS TARGET %		TOTAL GOAL SCORE		AWARD PAYOUT
$710,000	x	115%	x	110.9%	=	$905,500

[1] Adjusted Division Net Sales exclude the impact of foreign exchange on actual Nutrition sales relative to the goal target. Adjusted Division Margin and Adjusted Division Gross Margin exclude the impact of foreign exchange on actual Nutrition division margin and gross margin relative to the respective goal target. Adjusted Division Free Cash Flow reflects Nutrition's pre-tax operating cash flow less capital expenditures and excludes the impact of foreign exchange.

[2] Set based on expected growth in nutrition market. To achieve target, must gain market share.

[3] Target not disclosed for competitive reasons.

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019**, Mr. Salvadori received an LTI award in **February 2020** with a value of $3,804,200, which was equal to 115% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$3,308,000	x	115%	x	50% Stock Options[1]	=	$1,902,100
				50% Performance Restricted Shares[2]		$1,902,100
					Total	**$3,804,200**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2017**	**2018**	**2019**	**OVERALL**
Sales and Market Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Met (0)	Met (0)	Exceeded (+1)	+1
Strategic Financial Contribution	Met (0)	Met (0)	Exceeded (+1)	+1
			Total	+4
			Preliminary Adjustment	125%
			Impact	-
			LTI Adjustment	**115%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 to +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.



MILES D. WHITE

Executive Chairman of the Board, and Director

Mr. White previously served as Chairman and Chief Executive Officer. Mr. White stepped down as Chief Executive Officer on March 31, 2020.

Base Salary

Mr. White has an annual base salary of $1,900,000.

Annual Incentive Plan

Mr. White is eligible for a 2020 annual incentive plan payout for the 3 months he served as CEO. Based on Abbott and Mr. White's performance, the Committee awarded Mr. White a payout of 150% of his target.

Long-term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019**, Mr. White received an LTI award in **February 2020** with a value of $12,000,000, which was equal to 96% of his LTI award guideline. Additional calculation details are as follows:

LTI AWARD GUIDELINE		LTI ADJUSTMENT		AWARD ALLOCATION		AWARD VALUE
$12,500,000	x	96%	x	50% Stock Options[1]	=	$6,000,000
				50% Performance Restricted Shares[2]		$6,000,000
					Total	**$12,000,000**

INDIVIDUAL LTI PERFORMANCE ASSESSMENT				
METRIC	**2017**	**2018**	**2019**	**OVERALL**
Sales and Market Growth Contribution	Met (0)	Exceeded (+1)	Exceeded (+1)	+2
Margin Contribution	Exceeded (+1)	Exceeded (+1)	Exceeded (+1)	+3
Strategic Financial Contribution	Exceeded (+1)	Exceeded (+1)	Met (0)	+2
			Total	+7
			Preliminary Adjustment	**125%**
			Impact[3]	-
			LTI Adjustment	**96%**

LTI ADJUSTMENT LEGEND				
PRELIMINARY ADJUSTMENT		**IMPACT**		
TOTAL	**RESULT**	**IMPACT ON BUSINESS PRIORITIES**	**SCORE**	**RESULT**
+4 or More	125%	High Impact	++	+25% or More
+1 or +3	110%	Medium/High Impact	+	Up to +25%
0	100%	Medium Impact	=	0%
-1 or -2	90%	Medium/Low Impact	-	Up to -25%
-3 or Less	75%	Low Impact	--	-25% or More

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.

[3] Individual LTI performance assessment was based upon Mr. White's role as Chairman and Chief Executive Officer. The Committee adjusted the grant to reflect Mr. White's upcoming transition to Executive Chairman.



BRIAN B. YOOR

Former Executive Vice President, Finance and Chief Financial Officer

Mr. Yoor retired from Abbott on February 29, 2020.

Base Salary

Mr. Yoor had an annual base salary of $825,000.

Long-Term Incentives

Based on the Committee's review of Abbott and individual performance **through 2019** and his upcoming retirement, Mr. Yoor received an LTI award in **February 2020** with a value of $2,262,500. This award was paid 50% in stock options[1] and 50% in performance restricted shares[2]

[1] Stock options realize value only through share price appreciation.

[2] Performance restricted shares vest only if the 13% Adjusted Return on Equity (ROE) performance target is achieved.

BENEFITS AND PERQUISITES

Each of the benefits described below was designed to support the Company's objective of providing a competitive total pay program. Individual benefits do not directly affect decisions regarding other benefits or pay components, except to the extent that benefits and pay components must, in aggregate, be competitive.

BENEFITS AND PERQUISITES	DESCRIPTION
Retirement Benefits	The named officers participate in Abbott-sponsored defined benefit plans: the Abbott Laboratories Annuity Retirement Plan and the Abbott Laboratories Supplemental Pension Plan. These plans are described in greater detail in the ''Pension Benefits'' section of the proxy.
	Since officers' Supplemental Pension Plan benefits cannot be secured in a manner similar to qualified plans, which are held in trust, officers receive an annual cash payment equal to the increase in present value of their Supplemental Pension Plan benefit. Officers have the option of depositing these annual payments to an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the officers' actual annual trust earnings and the rate used to calculate trust funding (currently 8%) while they are employed. Amounts deposited in the individual trusts are not tax deferred.
	Officers do not receive tax gross-ups on their grantor trusts. The manner in which the grantor trust will be distributed to an officer upon retirement from the Company generally follows the manner elected by the officer under the Annuity Retirement Plan. Should an officer (or the officer's spouse, depending upon the pension distribution method elected by the officer under the Annuity Retirement Plan) live beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit and, therefore, exhaust the trust balance, the Supplemental Pension Plan benefit will be paid by the Company.
Deferred Compensation	Officers of the Company, like all U.S. employees, are eligible to defer a portion of annual base salary and bonus (in certain cases), on a pre-tax basis, to the Company's qualified 401(k) plan, up to the IRS contribution limits. Officers are also eligible to defer up to 18% of their base salary, less contributions to the 401(k) plan, to a non-qualified plan. Unlike other U.S. managers, officers are not eligible to elect to defer compensation into the Deferred Compensation Plan. However, up to one hundred percent (100%) of annual incentive awards earned under the Company's Performance Incentive Plan is eligible for deferral to a non-qualified plan. Officers may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings. Officers do not receive tax gross-ups on their grantor trusts. Officers elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from the Company.

BENEFITS AND PERQUISITES	DESCRIPTION
Change in Control Arrangements	Mr. White does not have an Abbott change in control agreement. The other named officers have Abbott change in control agreements, the purpose of which is to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company, and protect the earned benefits of the officer against adverse changes resulting from a change in control. The level of payments provided under the agreements is established to be consistent with market practices as confirmed by data provided to the Committee by its independent compensation consultant. These arrangements are described in greater detail in the ''Potential Payments Upon Termination or Change in Control'' section of this proxy.
Financial Planning	Named officers are eligible to receive up to $10,000 of fees annually associated with estate planning advice, tax preparation, and general financial planning. If an officer chooses to utilize this benefit, fees for services received up to the annual allocation are paid by the Company and are treated as imputed income to the officer, who then is responsible for payment of all taxes due on the fees paid by the Company.
Company Automobile	Named officers are eligible for use of a Company-leased vehicle, with a lease term of 50 months. Seventy-five percent (75%) of the cost of the vehicle is imputed to the officer as income for federal income tax purposes.
Company Aircraft	Non-business-related flights on corporate aircraft by Messrs. Ford and White are covered by time-sharing lease agreements, pursuant to which incremental costs associated with those flights are reimbursed by the executive to the Company in accordance with Federal Aviation Administration regulations.
Disability Benefit	In addition to Abbott's standard disability benefits, the U.S. named officers are eligible for a monthly long-term disability benefit, which is described in greater detail in the ''Potential Payments Upon Termination or Change in Control'' section of this proxy.

SHARE OWNERSHIP AND RETENTION GUIDELINES

To further promote sustained shareholder returns and to ensure the Company's executives remain focused on both short- and long-term objectives, the Company has established share ownership guidelines. Each officer has five years from the date appointed/elected to his/her position to achieve the ownership level associated with the position.

ROLE	GUIDELINE
Executive Chairman	6 times base salary
Chief Executive Officer	6 times base salary
Executive Vice Presidents	3 times base salary
Senior Vice Presidents	3 times base salary
All other officers	2 times base salary

Any officer who has not achieved at least 50% of the share ownership guideline after three years in their current position will be required to hold 50% of future equity awards until they meet the ownership guideline. All named officers with 5 years tenure in their current position meet or exceed the guidelines.

HEDGING

Directors and officers are prohibited from entering into or engaging in any financial transaction that is designed to reduce the financial risk associated with owning Abbott shares. These financial transactions include, but are not limited to, engaging in short sales, derivative transactions (such as equity swaps, straddles, puts, or calls), and hedging or monetizing transactions (such as collars, exchange funds, or prepaid forward variable contracts) that are linked directly to Abbott stock.

PLEDGING

Directors and officers are prohibited from holding Abbott stock in a margin account, pledging Abbott stock, or otherwise securing any of their obligations by assigning Abbott stock as collateral. The Compensation Committee, or its delegate, may grant an exception provided that:

- The director or officer meets Abbott's applicable minimum stock ownership guideline; and

- Only Abbott stock in excess of the applicable minimum stock ownership guideline is held in the margin account, pledged, or assigned as collateral.

RECOUPMENT POLICY

The Compensation Committee has broad discretion to administer and implement the Company's policy and seek recoupment of equity or cash incentive awards if it determines that a senior executive engaged in misconduct or failed in a supervisory capacity, resulting in a material violation of law or Abbott policy that causes significant financial harm to Abbott. The Compensation Committee may recover incentive compensation awarded to a senior executive in the prior three years or reduce future awards. The policy will not affect awards made prior to its effective date or following a change in control.

COMPLIANCE

The Committee considers the deductibility of executive compensation in making its compensation decisions, but believes that shareholder interests are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in certain non-deductible compensation expenses. Accordingly, Abbott may provide compensation that is not deductible.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board is primarily responsible for reviewing, approving, and overseeing Abbott's compensation plans and practices, and works with management and the Committee's independent consultant to establish Abbott's executive compensation philosophy and programs. The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
R. S. Austin, Chair
M. A. Kumbier
E. M. Liddy
P. N. Novakovic
W. A. Osborn

COMPENSATION RISK ASSESSMENT

During 2020, Abbott conducted its annual risk assessment of its compensation policies and practices for employees and executives. Abbott's risk assessment is reinforced by Abbott's adherence to a number of industry-leading best practices, including:

- Compensation Committee chaired by independent, non-employee director

- Representation from the Audit Committee on the Compensation Committee

- Review of executive compensation programs by the Compensation Committee's independent consultant

- Robust review of compensation program design elements and key performance drivers

- Detailed measurement of short- and long-term compensation elements, and related performance metrics and requirements, to ensure balance

- Review of Abbott's historical performance, peer performance and Board-approved strategic plan and related financial goals to determine appropriate incentive plan goals

- Incorporation of multiple program requirements that mitigate excessive risk-taking (e.g., recoupment policy, stock ownership and share retention guidelines, caps on incentive payouts)

Based on this assessment, Abbott determined its compensation and benefit programs appropriately align employees' compensation and performance without incentivizing risky behaviors. Any risk arising from its compensation policies and practices is not reasonably likely to have a material adverse effect on Abbott or its shareholders.

The following factors were among those considered:

- Regular training on code of business conduct and policies and procedures is mandatory for all employees.

- Compensation structure encourages employees to regard Abbott as a career employer, to consider the long-term impact of their decisions, and to align their interests with those of Abbott's shareholders (e.g., equity awards that vest over multi-year periods, defined benefit pension plan, and other retirement plans).

- Annual benchmarking ensures performance achievement and incentive payout opportunities that are aligned with a peer group that reflects the size, investment profile, operating characteristics, and employment and business markets of Abbott. Appropriateness of this group is assessed annually by the Compensation Committee's independent consultant and reviewed and approved by the Compensation Committee. Our selection criteria and peer companies are reported each year to our shareholders.

- Abbott's annual incentive plan places an appropriate weighting on earnings achievement by balancing it with other factors, including key operational and strategic measures, disclosed to shareholders. Since earnings are a key component of stock price performance, this aspect of Abbott's compensation plan promotes alignment with shareholder interests without creating duplication across incentive plans.

- Abbott's long-term incentive plan focuses on longer-term operating performance and shareholder returns and awards 50% options and 50% performance based restricted stock. In 2020, roughly two-thirds of named officer total compensation was in the form of long-term equity incentives that can be earned or vest over multiple years.

- Equity awards are made, and grant prices are set at the same time each year, at the Compensation Committee's regularly scheduled meeting. In addition, Abbott does not reprice or backdate stock options, award discounted stock options, or immediately vest stock options or restricted stock. The equity awards are based on multiple performance factors. Both executive and Director share ownership guidelines and share retention requirements promote alignment with shareholders.

- Abbott's compensation program does not include features that could encourage excessive risk taking, such as over-weighting toward annual incentives, highly leveraged payout curves, uncapped incentive award payments, unreasonable thresholds, or steep payout cliffs at certain levels that may encourage short-term business decisions to meet payout criteria.

- Abbott's recoupment policy allows the Compensation Committee to seek recoupment of incentive compensation, forfeit existing awards or reduce future awards if it determines that a senior executive engaged in misconduct or failed in a supervisory capacity, resulting in a material violation of law or Abbott policy that caused significant financial harm to Abbott.

- Abbott's hedging policy prohibits directors and officers from entering into financial transactions designed to reduce the financial risk associated with owning Abbott shares.

- Abbott's pledging policy prohibits directors and officers from holding Abbott shares in a margin account, pledging Abbott shares, or securing obligations by assigning Abbott shares as collateral unless granted an exception by the Compensation Committee.

This assessment was discussed with the Compensation Committee and its independent compensation consultant. The Committee and the consultant both agreed with the assessment.

SUMMARY COMPENSATION TABLE

The following table summarizes compensation awarded to, earned by, or paid to the named officers. The section of the proxy statement captioned, ''Compensation Discussion and Analysis—Basis for Compensation Decisions'' describes in greater detail the information reported in this table.

Name and Principal Position	Year	Salary	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	SEC Total	Total Without Change in Pension Value ($)[7]
Robert B. Ford, *President and Chief Executive Officer, and Director*	2020	$1,298,462	$5,623,995	$5,624,993	$3,675,000	$4,150,264	$77,872	$20,450,586	$16,549,550
	2019	1,000,000	3,475,992	3,476,054	1,562,500	2,311,499	71,841	11,897,886	9,777,514
	2018	784,250	2,691,621	2,691,897	1,297,500	382,771	279,213	8,127,252	7,821,493
Robert E. Funck, Jr., *Executive Vice President, Finance and Chief Financial Officer*	2020	813,462	2,215,867	2,216,247	1,280,800	3,100,265	173,568	9,800,209	7,069,425
Hubert L. Allen, *Executive Vice President, General Counsel and Secretary*	2020	751,346	1,874,607	1,874,988	917,700	2,904,940	154,596	8,478,177	5,919,894
	2019	710,000	2,199,962	2,199,990	879,700	1,429,523	66,905	7,486,080	6,386,933
	2018	706,709	2,691,621	2,691,897	902,000	205,233	120,316	7,317,776	7,278,480
John F. Ginascol, *Executive Vice President, Core Diagnostics*	2020	708,269	1,653,678	1,653,987	857,300	1,781,066	112,729	6,767,029	5,208,537
Daniel G. Salvadori, *Executive Vice President, Nutritional Products*	2020	710,000	1,901,708	1,902,099	905,500	477,011	79,421	5,975,739	5,518,569
	2019	704,923	2,351,989	2,351,986	903,400	395,710	59,806	6,767,814	6,388,821
	2018	675,038	1,993,798	1,993,992	803,200	53,668	434,514	5,954,210	5,907,979
Miles D. White, *Executive Chairman of the Board*	2020	1,900,000	5,998,934	5,999,997	1,250,000	3,415,343	1,264,110	19,828,384	18,799,774
	2019	1,900,000	7,562,448	7,562,499	4,405,625	5,707,836	664,409	27,802,817	24,675,423
	2018	1,900,000	7,499,367	7,499,996	4,779,688	1,381,845	1,193,342	24,254,238	24,254,238
Brian B. Yoor,[1] *Former Executive Vice President, Finance and Chief Financial Officer*	2020	207,837	1,231,027	1,231,237	0	781,114	38,264	3,489,479	2,839,222
	2019	825,000	2,449,976	2,449,987	1,113,800	2,105,604	71,331	9,015,698	7,031,097
	2018	796,057	2,691,621	2,691,897	974,600	385,178	73,483	7,612,836	7,280,548

[1] Mr. Yoor retired on February 29, 2020.

[2] In accordance with the Securities and Exchange Commission's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines grant date fair value by multiplying the number of shares granted by the average of the high and low market prices of an Abbott common share on the award's date of grant.

[3] In accordance with the Securities and Exchange Commission's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. These amounts were determined as of the option's grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the Securities and Exchange Commission's rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value at which employee stock options would be traded for cash. The assumptions are the same as those described in Note 9, entitled ''Incentive Stock Program'' of Abbott's Notes to Consolidated Financial Statements included under Item 8, ''Financial Statements and Supplementary Data'' in Abbott's 2020 Annual Report on Securities and Exchange Commission Form 10-K.

[4] This compensation is earned as a performance-based incentive bonus, pursuant to the 1998 Abbott Laboratories Performance Incentive Plan. Additional information regarding the Performance Incentive Plan can be found in the section of this proxy statement captioned, ''Compensation Discussion and Analysis—Basis for Compensation Decisions.''

[5] The plan amounts shown below are reported in this column.

For Messrs. Ford, Allen, Salvadori, White, and Yoor, the amounts shown alongside the officer's name are for 2020, 2019, and 2018, respectively. For Messrs. Funck, Jr. and Ginascol, the amounts shown are for 2020.

Abbott Laboratories Annuity Retirement Plan

R. B. Ford: $142,819 / $176,268 / ($37,501); R. E. Funck, Jr.: $256,555; H. L. Allen: $184,384 / $117,142 / ($2,013); J. F. Ginascol: $142,322; D. G. Salvadori: $45,483 / $41,282 / $3,413; M. D. White: $34,629 / $180,690 / ($87,156); and B. B. Yoor: $94,394 / $188,095 / ($30,841).

Abbott Laboratories Supplemental Pension Plan

R. B. Ford: $3,758,217 / $1,944,104 / $343,260; R. E. Funck, Jr.: $2,474,229; H. L. Allen: $2,373,899 / $982,005 / $41,309; J. F. Ginascol: $1,416,170; D. G. Salvadori: $411,687 / $337,711 / $42,818; M. D. White: $993,981 / $2,946,704 / ($3,700,892); and B. B. Yoor: $555,863 / $1,796,506 / $363,129.

Non-Qualified Defined Contribution Plan Earnings

The totals in this column include reportable interest credited under the 1998 Abbott Laboratories Performance Incentive Plan, the Abbott Laboratories 401(k) Supplemental Plan, and the 1986 Abbott Laboratories Management Incentive Plan (although none of the named officers currently receives awards under this plan).

R. B. Ford: $249,228 / $191,127 / $77,012; R. E. Funck, Jr.: $369,481; H. L. Allen: $346,657 / $330,376 / $165,937; J. F. Ginascol: $222,574; D. G. Salvadori: $19,841 / $16,717 / $7,437; M. D. White: $2,386,733 / $2,580,442 / $1,381,845; and B. B. Yoor: $130,857 / $121,003 / $52,890.

[6] The amounts shown below are reported in this column.

For Messrs. Ford, Allen, Salvadori, White, and Yoor, the amounts shown alongside the officer's name are for 2020, 2019, and 2018, respectively. For Messrs. Funck, Jr. and Ginascol, the amounts shown are for 2020.

Earnings on Non-Qualified Defined Contribution Plans (net of the reportable interest included in footnote 5).

R. B. Ford: $8,116 / $0 / $6,125; R. E. Funck, Jr.: $106,106; H. L. Allen: $81,695 / $896 / $52,571; J. F. Ginascol: $47,348; D. G. Salvadori: $1,701 / $0 / $1,004; M. D. White: $926,052 / $105,715 / $638,710; and B. B. Yoor: $26,090 / $0 / $3,237.

Each of the named officers' awards under the 1998 Abbott Laboratories Performance Incentive Plan is paid in cash to the officer on a current basis. Each of the named officers have grantor trusts into which the awards may be deposited, net of maximum tax withholdings. The named officers also have grantor trusts in connection with the Abbott Laboratories 401(k) Supplemental Plan and the 1986 Abbott Laboratories Management Incentive Plan (although none of the named officers currently receives awards under the Management Incentive Plan). These amounts include the trusts' earnings (net of the reportable interest included in footnote 5).

Employer Contributions to Defined Contribution Plans

R. B. Ford: $64,924 / $50,000 / $39,213; R. E. Funck, Jr.: $40,673; H. L. Allen: $37,568 / $35,500 / $35,335; J. F. Ginascol: $35,414; D. G. Salvadori: $35,500 / $35,247 / $33,752; M. D. White: $95,000 / $95,000 / $95,000; and B. B. Yoor: $7,139 / $41,250 / $39,803.

These amounts include employer contributions to both Abbott's tax-qualified defined contribution plan and the Abbott Laboratories 401(k) Supplemental Plan. The Abbott Laboratories 401(k) Supplemental Plan permits eligible Abbott officers to contribute amounts in excess of the limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18% of their base salary over (ii) the amount contributed to Abbott's tax-qualified 401(k) plan. Abbott matches participant contributions at the rate of 250% of the first 2% of compensation contributed to the plan. The named officers have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the officer, net of maximum tax withholdings.

Other Compensation

Messrs. Ford's and White's non-business-related flights on corporate aircraft are covered by time-sharing lease agreements, pursuant to which they reimburse Abbott for certain costs associated with those flights in accordance with Federal Aviation Administration regulations. The following amounts are included in the totals in this column, which reflect Abbott's incremental cost less reimbursements for non-business-related flights: R. B. Ford: $4,832; M. D. White: $10,792 / $226,633 / $229,599.

Abbott determines the incremental cost for flights based on the direct cost to Abbott, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs.

For Mr. White, the following costs associated with security less the amount reimbursed are included: $232,266 / $237,061 / $230,033. Abbott determines the cost for these expenses based on its actual costs. The security is provided on the recommendation of an independent security study.

Also included in the totals shown in the table is the cost of providing a corporate automobile less the amount reimbursed by the officer: R. B. Ford: $0 / $21,841 / $19,516; R. E. Funck, Jr.: $20,319; H. L. Allen: $28,666 / $25,509 / $23,600; J. F. Ginascol: $ 24,017; D. G. Salvadori: $26,773 / $24,559 / $27,727; and B. B. Yoor: $35 / $20,081 / $20,443.

For Messrs. Funck, Jr., Allen, Ginascol, Salvadori, and Yoor, the following costs associated with financial planning are included: R. E. Funck, Jr.: $6,470; H. L. Allen: $6,667 / $5,000 / $8,810; J. F. Ginascol: $5,950; D. G. Salvadori: $15,447 / $0 / $0; and B. B. Yoor: $5,000 / $10,000 / $10,000. For Mr. Salvadori, the 2020 amount includes payments made for services incurred in 2020 and 2019.

The named officers are also eligible to participate in an executive disability benefit described on page 78.

(7) To demonstrate how year over year changes in pension value impact total compensation, as determined under SEC rules, we have included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value reported in the Change in Pension Value and Non-qualified Deferred Compensation Earnings column, as described in footnote 5 to this table, from the amounts reported in the SEC Total column. The amounts reported in this column differ from, and are not a substitute for, the amounts reported in the SEC Total column.

2020 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)[2][3]	All Other Option Awards: Numbers of Securities Underlying Options (#)[4]	Exercise or Base Price of Options Awards ($/Sh.)	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards
R. B. Ford	2/21/2020			64,124				$5,623,995[5]
	2/21/2020				390,896	$87.72	$87.45	5,624,993[6]
R. E. Funck, Jr.	2/21/2020			25,265				2,215,867[5]
	2/21/2020				154,013	87.72	87.45	2,216,247[6]
H. L. Allen	2/21/2020			21,374				1,874,607[5]
	2/21/2020				130,298	87.72	87.45	1,874,988[6]
J. F. Ginascol	2/21/2020			18,855				1,653,678[5]
	2/21/2020				114,940	87.72	87.45	1,653,987[6]
D. G. Salvadori	2/21/2020			21,683				1,901,708[5]
	2/21/2020				132,182	87.72	87.45	1,902,099[6]
M. D. White	2/21/2020			68,399				5,998,934[5]
	2/21/2020				416,956	87.72	87.45	5,999,997[6]
B. B. Yoor	2/21/2020			14,036				1,231,027[5]
	2/21/2020				85,562	87.72	87.45	1,231,237[6]

[1] During 2020, each of the named officers participated in the 1998 Abbott Laboratories Performance Incentive Plan, an annual, non-equity incentive plan. The annual cash incentive award earned by the named officer in 2020 under the plan is shown in the Summary Compensation Table under the column captioned, ''Non-Equity Incentive Plan Compensation.'' No future payouts will be made under the plan's 2020 annual cash incentive award. The Performance Incentive Plan is described in greater detail in the section of the proxy statement captioned, ''Compensation Discussion and Analysis—Basis for Compensation Decisions.''

[2] These are performance-based restricted stock awards that have a 3-year term and vest upon Abbott reaching a minimum return on equity target, with no more than one-third of the award vesting in any one year. In 2020, Abbott reached its minimum return on equity target and one-third of each of the awards made on February 21, 2020 vested on February 26, 2021. The equity targets are described in the section of the proxy statement captioned, ''Compensation Discussion and Analysis—Basis for Compensation Decisions.''

[3] In the event of a grantee's death or disability, these awards are deemed fully earned. The treatment of these awards upon a change in control is described in the section of the proxy statement captioned, ''Potential Payments Upon Termination or Change in Control—Equity Awards.'' Outstanding restricted shares and restricted stock units receive dividend payments at the same rate as all other shareholders.

[4] Options with respect to one-third of the shares covered by these awards are exercisable after one year; two-thirds after two years; and all after three years. The options vest in the event of the grantee's death or disability. The treatment of these awards upon a change in control is described in the section of the proxy statement captioned, ''Potential Payments Upon Termination or Change in Control—Equity Awards.'' Under the Abbott Laboratories 2017 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded-up to the next even penny) of an Abbott common share on the date of grant.

[5] Abbott determines the grant date fair value of stock and stock unit awards by multiplying the number of restricted shares or restricted stock units granted by the average of the high and low market prices of a common share on the grant date.

[6] These values were determined as of the option's grant date using a Black-Scholes stock option valuation model. The model uses the assumptions described in Note 9, entitled ''Incentive Stock Program'' of Abbott's Notes to Consolidated Financial Statements included under Item 8, ''Financial Statements and Supplemental Data'' in Abbott's 2020 Annual Report on Securities and Exchange Commission Form 10-K.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the outstanding equity awards held by the named officers at year-end.

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. B. Ford								14,970	$1,639,065
								30,531	3,342,839
								64,124	7,020,937
	45,492			$39.1200	02/20/24				
	56,933			41.1400	06/30/24				
	127,436			47.0000	02/19/25				
	14,243			48.9000	05/31/25				
	285,388			38.4000	02/18/26				
	151,869			44.4000	02/16/27				
	164,642	82,321		59.9400	02/15/28				
	80,019	160,040		75.9000	02/21/29				
		390,896		87.7200	02/20/30				

See footnotes on page 74.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. E. Funck, Jr.								6,677	$731,065
								15,562	1,703,883
								25,265	2,766,265
	31,325			$39.1200	02/20/24				
	55,097			47.0000	02/19/25				
	48,831			44.4000	02/16/27				
	73,431	36,715		59.9400	02/15/28				
	40,789	81,578		75.9000	02/21/29				
		154,013		87.7200	02/20/30				

See footnotes on page 74.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
H. L. Allen								14,970	$1,639,065
								19,323	2,115,675
								21,374	2,340,239
	107,793			$39.1200	02/20/24				
	157,421			47.0000	02/19/25				
	285,388			38.4000	02/18/26				
	167,056			44.4000	02/16/27				
	164,642	82,321		59.9400	02/15/28				
	50,644	101,289		75.9000	02/21/29				
		130,298		87.7200	02/20/30				

See footnotes on page 74.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. F. Ginascol								2,344	$256,645
								4,856	531,683
								7,978	873,511
								18,855	2,064,434
	45,709			$47.0000	02/19/25				
	25,779	12,890		59.9400	02/15/28				
	12,730	25,460		75.9000	02/21/29				
	20,908	41,817		76.1200	06/02/29				
		114,940		87.7200	02/20/30				

See footnotes on page 74.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
D. G. Salvadori								11,089	$1,214,135
								20,658	2,261,844
								21,683	2,374,072
	71,313			$38.4000	02/18/26				
	138,049			44.4000	02/16/27				
	49,611			50.7200	07/20/27				
	121,957	60,978		59.9400	02/15/28				
	54,143	108,287		75.9000	02/21/29				
		132,182		87.7200	02/20/30				

See footnotes on page 74.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
M. D. White								41,709	$4,566,718
								66,424	7,272,764
								68,399	7,489,007
	302,500			$27.0336	02/16/22				
	980,000			34.9400	02/14/23				
	727,699			39.1200	02/20/24				
	937,031			47.0000	02/19/25				
	1,198,630			38.4000	02/18/26				
	638,629			44.4000	02/16/27				
	458,715	229,358		59.9400	02/15/28				
	174,090	348,182		75.9000	02/21/29				
		416,956		87.7200	02/20/30				

See footnotes on page 74.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (CONTINUED)

Name	Option Awards[1][2]					Stock Awards[2]			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
B. B. Yoor								14,970	$1,639,065
								21,519	2,356,115
								14,036	1,536,802
	82,321			$59.9400	02/15/28				
	112,799			75.9000	02/21/29				
	85,562			87.7200	02/20/30				

See footnotes on page 74.

Footnotes to 2020 Outstanding Equity Awards At Fiscal Year-End table:

(1) Except as noted, these options are fully vested.

(2) The vesting dates of outstanding unexercisable stock options and unvested restricted stock awards at December 31, 2020 are as follows:

	Option Awards				Stock Awards[a]	
Name	Number of Unexercised Shares Remaining from Original Grant	Number of Option Shares Vesting—Date Vested 2021	Number of Option Shares Vesting—Date Vesting 2022	Number of Option Shares Vesting—Date Vesting 2023	Number of Restricted Shares or Units	Number of Restricted Shares or Units Vesting—Date Vested 2021
R. B. Ford	82,321	82,321 - 2/16			14,970	(b)
	160,040	80,020 - 2/22	80,020 - 2/22		30,531	(c)
	390,896	130,298 - 2/21	130,299 - 2/21	130,299 - 2/21	64,124	(d)
R. E. Funck, Jr.	36,715	36,715 - 2/16			6,677	(b)
	81,578	40,789 - 2/22	40,789 - 2/22		15,562	(c)
	154,013	51,337 - 2/21	51,338 - 2/21	51,338 - 2/21	25,265	(d)
H. L. Allen	82,321	82,321 - 2/16			14,970	(b)
	101,289	50,644 - 2/22	50,645 - 2/22		19,323	(c)
	130,298	43,432 - 2/21	43,433 - 2/21	43,433 - 2/21	21,374	(d)
J. F. Ginascol	12,890	12,890 - 2/16			2,344	(b)
	25,460	12,730 - 2/22	12,730 - 2/22		4,856	(c)
	41,817	20,908 - 6/3	20,909 - 6/3		7,978	(e)
	114,940	38,313 - 2/21	38,313 - 2/21	38,314 - 2/21	18,855	(d)
D. G. Salvadori	60,978	60,978 - 2/16			11,089	(b)
	108,287	54,143 - 2/22	54,144 - 2/22		20,658	(c)
	132,182	44,060 - 2/21	44,061 - 2/21	44,061 - 2/21	21,683	(d)
M. D. White	229,358	229,358 - 2/16			41,709	(b)
	348,182	174,091 - 2/22	174,091 - 2/22		66,424	(c)
	416,956	138,985 - 2/21	138,985 - 2/21	138,986 - 2/21	68,399	(d)
B. B. Yoor	82,321	82,321 - 2/16			14,970	(b)
	112,799	56,399 - 2/22	56,400 - 2/22		21,519	(c)
	85,562	28,520 - 2/21	28,521 - 2/21	28,521 - 2/21	14,036	(d)

(a) The equity targets are described in the section of the proxy statement captioned, ''Compensation Discussion and Analysis— Basis for Compensation Decisions.''

(b) These are the restricted shares that remained outstanding and unvested on December 31, 2020, from an award made on February 16, 2018. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2020, Abbott reached its minimum return on equity target and these shares vested on February 26, 2021.

(c) These are the restricted shares that remained outstanding and unvested on December 31, 2020, from an award made on February 22, 2019. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2020, Abbott reached its minimum return on equity target and half of these shares vested on February 26, 2021.

(d) These are the restricted shares that remained outstanding and unvested on December 31, 2020, from an award made on February 21, 2020. The award has a 3-year term with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2020, Abbott reached its minimum return on equity target and one-third of these shares vested on February 26, 2021.

(e) These are the restricted shares that remained outstanding and unvested on December 31, 2020, from an award made on June 3, 2019. The award has a 3-year term, with no more than one-third of the original award vesting in any one year upon Abbott reaching a minimum return on equity target, measured at the end of the relevant year. In 2020, Abbott reached its minimum return on equity target and half of these shares will vest on June 3, 2021.

2020 OPTION EXERCISES AND STOCK VESTED

The following table summarizes for each named officer the number of shares the officer acquired on the exercise of stock options and the number of shares the officer acquired on the vesting of stock awards in 2020:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. B. Ford	0	$ 0	37,556	$2,974,060
R. E. Funck, Jr.	120,033	8,128,936	16,813	1,331,421
H. L. Allen	0	0	32,684	2,588,246
J. F. Ginascol	135,298	8,418,723	10,688	899,955
D. G. Salvadori	42,479	2,755,188	30,464	2,460,001
M. D. White	0	0	105,702	8,370,541
B. B. Yoor	694,131	26,927,604	32,318	2,559,262

PENSION BENEFITS

During 2020, the named officers participated in two Abbott-sponsored defined benefit pension plans: the Abbott Laboratories Annuity Retirement Plan, a tax-qualified pension plan; and the Abbott Laboratories Supplemental Pension Plan, a non-qualified supplemental pension plan. The Supplemental Pension Plan also includes a benefit feature Abbott uses to attract officers who are at the mid-point of their careers. This feature provides an additional benefit to officers who are mid-career hires that is less valuable to officers who have spent most of their careers at Abbott. Except as provided in Abbott's change in control agreements, Abbott does not have a policy granting extra years of credited service under the plans. These change in control agreements are described on pages 78 and 79.

The compensation considered in determining the pension payable to the named officers is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 63.

ANNUITY RETIREMENT PLAN

The Annuity Retirement Plan covers eligible employees in the United States who are age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

A. 1.10% of 5-year final average earnings multiplied by years of benefit service after 2003.

B. 1.65% of 5-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50% of 5-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less 0.50% of the lesser of 3-year final average earnings (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

C. 1.10% of 5-year final average earnings multiplied by years of benefit service prior to 2004.

The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

Final average earnings are the average of the employee's 60 highest-paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Annuity Retirement Plan covers earnings up to the limit imposed by Internal Revenue Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

Participants become fully vested in their pension benefit upon the completion of five years of service. The benefit is payable on an unreduced basis at age 65. Participants hired after 2003 who terminate prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55. Participants hired prior to 2004 who terminate prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Participants hired prior to 2004 who

terminate prior to age 50 with less than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

The Annuity Retirement Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

Participants who retire from Abbott prior to their normal retirement age may receive subsidized early retirement benefits. Participants hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Participants hired prior to 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. As of December 31, 2020, Messrs. White, Funck, Jr., Allen, and Ginascol were eligible for early retirement benefits under the plan.

The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced 5 percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

- In general, the 5-year final average earnings portions of the benefit are reduced 3 percent per year for each year that payments are made before age 62 and the 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62.

- Employees who participated in the plan before age 36 may elect ''Special Retirement'' on the last day of any month after reaching age 55 with age plus Seniority Service points of at least 94 or ''Early Special Retirement'' on the last day of any month after reaching age 55, provided their age plus Seniority Service points would reach at least 94 before age 65. Seniority Service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, Seniority Service is used in place of benefit service in the formulas. The 5-year final average earnings portions of the benefit in B above are reduced 1⅔ percent for each year between ages 59 and 62 plus 2½ percent for each year between ages 55 and 59. The 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62. Benefit C is payable on an unreduced basis at Special Retirement and is reduced 3 percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

SUPPLEMENTAL PENSION PLAN

With the following exceptions, the provisions of the Supplemental Pension Plan are substantially the same as those of the Annuity Retirement Plan:

- Officers' 5-year final average earnings are calculated using the average of the 5 highest years of base earnings and the 5 highest years of payments under Abbott's non-equity incentive plans.

- The Annuity Retirement Plan does not include amounts deferred or payments received under the Abbott Laboratories Deferred Compensation Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation Plan in its calculation of final average earnings. Beginning in the year following their election as an officer, Abbott officers are no longer eligible to defer compensation under the Deferred Compensation Plan.

- In addition to the benefits outlined above for the Annuity Retirement Plan, participating officers are eligible for a benefit equal to 0.6% of 5-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Annuity Retirement Plan under that plan's benefit formulas (A, B, and C above). The portion of this additional officer benefit attributable to service prior to 2004 is reduced 3 percent per year for each year that payments are made before the plan's unreduced retirement age. The portion attributable to service after 2003 is reduced 5 percent per year for each year that payments are made before the plan's unreduced retirement age if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.

- The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Annuity Retirement Plan. The benefits provided to Abbott's officers under the Supplemental Pension Plan are reduced from the plan's unreduced retirement age, unless the benefit is being actuarially reduced from age 65. As of December 31, 2020, Messrs. White, Funck, Jr., Allen, and Ginascol were eligible for early retirement benefits under the plan.

- Vested plan benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by the officer. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, those officers who were elected prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. Officers elected after 2008 may only have the vested plan benefits that accrue following the calendar year in which the officer is first elected funded through a grantor trust. Vested plan benefits accrued through December 31, 2008, to the extent not previously funded, were distributed to the participants' individual trusts and included in the participants' income.

Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Annuity Retirement Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an officer's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in Abbott paying the officer's Supplemental Pension Plan benefits to the extent assets held in the officer's trust are insufficient.

2020 PENSION BENEFITS

Name	Plan Name	Number Of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
R. B. Ford	Abbott Laboratories Annuity Retirement Plan	24	$ 682,422	$ 0
	Abbott Laboratories Supplemental Pension Plan	24	7,883,470	298,329[2]
R. E. Funck, Jr.	Abbott Laboratories Annuity Retirement Plan	33	1,694,282	0
	Abbott Laboratories Supplemental Pension Plan	33	8,053,119	368,136[2]
H. L. Allen	Abbott Laboratories Annuity Retirement Plan	15	586,454	0
	Abbott Laboratories Supplemental Pension Plan	15	5,623,414	208,869[2]
J. F. Ginascol	Abbott Laboratories Annuity Retirement Plan	37	1,948,534	0
	Abbott Laboratories Supplemental Pension Plan	37	5,485,168	183,896[2]
D. G. Salvadori	Abbott Laboratories Annuity Retirement Plan	6	143,774	0
	Abbott Laboratories Supplemental Pension Plan	6	1,094,200	0[2]
M. D. White	Abbott Laboratories Annuity Retirement Plan	36	1,717,930	0
	Abbott Laboratories Supplemental Pension Plan	36	39,771,510	2,530,729[2]
B. B. Yoor	Abbott Laboratories Annuity Retirement Plan	23	691,551	24,430
	Abbott Laboratories Supplemental Pension Plan	23	4,604,078	1,169,843[2]

[1] Abbott calculates these present values using: (i) a 2.9% discount rate for the Annuity Retirement Plan and a 2.8% discount rate for the Supplemental Pension Plan, the same effective discount rates it uses for Financial Accounting Standards Board ASC Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age. The present values shown in the table reflect post-retirement mortality, based on the Financial Accounting Standards Board ASC Topic 715 assumption (the Pri-2012 Healthy Annuitant table with projected mortality improvements), but do not include a factor for pre-retirement termination, mortality, or disability.

[2] Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, vested Supplemental Pension Plan benefits, to the extent not previously funded, were distributed to the participants' individual grantor trusts and included in the participants' income. Amounts held in the officer's individual trust are expected to offset Abbott's obligations to the officer under the plan. During 2020, the amounts shown, less applicable tax withholdings, were deposited in such individual trusts established by the named officers. Grantor trusts are described in greater detail in the section of the proxy statement captioned, "Compensation Discussion and Analysis—Benefits and Perquisites." For Mr. Yoor, the amount shown also includes unfunded Supplemental Pension Plan benefits paid to him upon his retirement in 2020.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

POTENTIAL PAYMENTS UPON TERMINATION—GENERALLY

Abbott does not have employment agreements with its named officers.

The following summarizes the payments that the named officers, other than Mr. Yoor, would have received if their employment had terminated on December 31, 2020. Earnings would have continued to be paid to the named officer's Performance Incentive Plan, Management Incentive Plan, and Supplemental 401(k) Plan grantor trusts, until the trust assets were fully distributed. The amount of these payments would depend on the period over which the trusts' assets were distributed and the trusts' earnings. If the trusts' assets were distributed over a ten-year period and based on current earnings, the named officers would receive the following average annual payments over such ten-year period:

- R. B. Ford, $345,588
- R. E. Funck, Jr., $361,709
- H. L. Allen, $331,279
- J. F. Ginascol, $222,176
- D. G. Salvadori, $19,223
- M. D. White, $2,030,151

In addition, the following one-time deposits would have been made under the Abbott Laboratories Supplemental Pension Plan for the following named officers:

- R. B. Ford, $1,072,368
- R. E. Funck, Jr., $1,096,421
- H. L. Allen, $1,678,916
- J. F. Ginascol, $528,045
- D. G. Salvadori, $228,021

If the termination of employment was due to disability, then the following named officers also would have received, in addition to Abbott's standard disability benefits, a monthly long-term disability benefit in the amount of:

- R. B. Ford, $183,750
- R. E. Funck, Jr., $64,040
- H. L. Allen, $45,885
- J. F. Ginascol, $42,865
- D. G. Salvadori, $45,275
- M. D. White, $62,500

This long-term disability benefit would continue for up to 24 months following termination of employment. It ends if the officer retires, recovers, dies, or ceases to meet eligibility criteria.

In addition, if the employment of these named officers had terminated due to death or disability, the officer's unvested stock options and restricted shares would have vested on December 31, 2020 with values as set forth below in the section captioned, "Equity Awards."

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL

Mr. White does not have a change in control agreement with Abbott.

Abbott has change in control arrangements with other key members of its management team, in the form of change in control agreements for Abbott officers and a change in control plan for certain other management personnel. The agreements with Messrs. Ford, Funck, Jr., Allen, Ginascol, and Salvadori are described below.

Each change in control agreement continues in effect until December 31, 2022, and can be renewed for successive two-year terms upon notice prior to the expiration date. If notice of non-renewal is given, the agreement will expire

on the later of the scheduled expiration date and the one-year anniversary of the date of such notice. If no notice is given, the agreement will expire on the one-year anniversary of the scheduled expiration date. Each agreement also automatically extends for two years following any change in control (see below) that occurs while the agreement is in effect.

The agreements provide that if the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason (see below) within two years following a change in control of Abbott, the officer is entitled to receive a lump sum payment equal to three times the officer's annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years, or in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason during a potential change in control (see below), the officer is entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the officer is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Section 409A of the Internal Revenue Code), the officer will be entitled to receive the difference between the bonus amounts the officer received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the officer's target bonus or the average bonus paid to the officer in the preceding three years. Bonus payments include payments made under the Performance Incentive Plan. The officer will also receive up to three years of additional employee benefits (including welfare benefits, outplacement services and tax and financial counseling, and the value of three more years of pension accruals).

If change in control-related payments and benefits become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, payments under the agreement will be reduced to prevent application of the excise tax if such a reduction would leave the executive in a better after-tax position than if the payments were not reduced and the tax applied. The agreements also limit the conduct for which awards under Abbott's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term.

For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of Abbott securities representing a specified percentage of the outstanding voting power (not including an acquisition directly from Abbott and its affiliates); a change in the majority of the members of the Board of Directors whose appointment was approved by a vote of at least two-thirds of the incumbent directors; and the consummation of certain mergers or similar corporate transactions involving Abbott. A "potential change in control" under the agreements includes, among other things, Abbott's entry into an agreement that would result in a change in control. Finally, the term "good reason" includes: a significant adverse change in the executive's position, duties, or authority; Abbott's failure to pay the executive's compensation or a reduction in the executive's base pay or benefits; or the relocation of Abbott's principal executive offices to a location that is more than thirty-five miles from the location of the offices at the time of the change in control.

If a change in control had occurred on December 31, 2020 immediately followed by one of the covered circumstances described above, Messrs. Ford, Funck, Jr., Allen, Ginascol, and Salvadori would have been entitled to receive the following payments and benefits under the change in control agreements:

Name	Cash termination payments	Additional Supplemental Pension Plan benefits	Welfare and fringe benefits
R. B. Ford	$15,225,000	$2,437,080	$93,884
R. E. Funck, Jr.	4,937,083	2,138,528	60,029
H. L. Allen	5,994,600	1,627,907	49,207
J. F. Ginascol	5,436,800	2,477,186	68,653
D. G. Salvadori	5,485,000	168,302	87,581

EQUITY AWARDS

Under Abbott Laboratories' Incentive Stock Programs, upon a change in control, the surviving company may assume, convert, or replace awards to executive officers on an equivalent basis. If the surviving company does not do so, then the awards vest. If the surviving company does assume, convert, or replace the awards on an equivalent basis, then the awards vest if the officer's employment is terminated without cause or the officer resigns for good reason during the period six months prior to and through two years after a change in control. The term ''good reason'' has the same definition as in the change of control agreements.

If a change in control had occurred on December 31, 2020, and the surviving company did not assume, convert, or replace the awards, then the named officers, other than Mr. Yoor, would have vested in the following options, restricted shares, and restricted stock units:

| | Unvested Stock Options | | Restricted Shares/Units | |
Name	Number of Option Shares	Value of Option Shares	Number of Restricted Shares/Units	Value of Restricted Shares/Units
R. B. Ford	633,257	$17,964,556	109,625	$12,002,841
R. E. Funck, Jr.	272,306	7,912,296	47,504	5,201,213
H. L. Allen	313,908	10,317,891	55,667	6,094,979
J. F. Ginascol	195,107	5,391,578	34,033	3,726,273
D. G. Salvadori	301,447	9,536,422	53,430	5,850,051
M. D. White	994,496	32,137,254	176,532	19,328,489

The value of stock options shown is based on the excess of the closing price of a common share on December 31, 2020 over the exercise price of such options, multiplied by the number of unvested stock options held by the named officer. The value of restricted shares shown is determined by multiplying the number of restricted shares that would vest as of December 31, 2020 and the closing price of a common share on December 31, 2020.

CEO PAY RATIO

In 2020, we compared CEO pay to that of our median employee. To identify our median employee, we first excluded all 2,579 employees who are employed in Egypt (348), Indonesia (631), Israel (138), and Pakistan (1,462), representing less than 5% of our global workforce of 108,275 employees as of October 1, 2020[1]. We then examined the 2020 base salary of all remaining employees globally, excluding our CEO, who were employed by us on October 1, 2020. We annualized the base salary of all permanent employees who were hired in 2020, but did not work for the entire year. The base salary for employees outside of the U.S. was converted to U.S. dollars.

After identifying the median employee, we collected annual total compensation for this employee using the same methodology we use for our named executive officers as disclosed in the Summary Compensation Table on page 63 and then added the cost of medical and dental benefits ($12,619) in the calculation of annual total compensation for the median employee and CEO.

Robert Ford became Abbott's CEO on March 31, 2020. In accordance with SEC rules, in determining our CEO annual total compensation for this calculation, we annualized Mr. Ford's base salary, company matching contributions, and pension accruals, which resulted in 2020 total CEO compensation of $20,639,568.

The annual total compensation of our median employee was $77,594, resulting in a ratio of 266:1.

The above ratio and annual total compensation amount are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

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[1]   Total U.S. employees: 33,743; total non-U.S. employees: 74,532.

RATIFICATION OF ERNST & YOUNG LLP AS AUDITORS (ITEM 2 ON PROXY CARD)

Abbott's By-Laws provide that the Audit Committee shall appoint annually a firm of independent registered public accountants to serve as auditors. In October 2020, the Audit Committee appointed Ernst & Young LLP to act as auditors for 2021. Ernst & Young LLP has served as Abbott's auditors since 2014.

Although the Audit Committee has sole authority to appoint auditors, it would like to know the opinion of the shareholders regarding its appointment of Ernst & Young LLP as auditors for 2021. For this reason, shareholders are being asked to ratify this appointment. If the shareholders do not ratify the appointment of Ernst & Young LLP as auditors for 2021, the Audit Committee will take that fact into consideration, but may, nevertheless, continue to retain Ernst & Young LLP.

The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as auditors for 2021.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

AUDIT FEES AND NON-AUDIT FEES

The following table presents fees for professional audit services by Ernst & Young LLP for the audit of Abbott's annual financial statements for the years ended December 31, 2020 and December 31, 2019 and fees billed for other services rendered by Ernst & Young during these periods.

	2020	2019
Audit fees:[1]	$24,474,000	$23,960,000
Audit related fees:[2]	1,158,000	1,029,000
Tax fees:[3]	5,944,000	6,668,000
All other fees:[4]	99,000	149,000
Total	$31,675,000	$31,806,000

[1] Audit fees include amounts billed or to be billed for professional services rendered for the audit of Abbott's annual financial statements, the review of Abbott's financial statements included in Abbott's quarterly reports, and the audits of Abbott's internal control over financial reporting, statutory and subsidiary audits, the review of documents filed with the Securities and Exchange Commission, and certain accounting consultations in connection with the audits.

[2] Audit related fees include: accounting consultations and audits in connection with proposed acquisitions and divestitures, and audits of certain employee benefit plans' financial statements.

[3] Tax fees consist principally of professional services rendered for tax compliance and tax planning and advice including assistance with tax audits and appeals, and tax advice related to mergers and acquisitions.

[4] All other fees include regulatory and technical education services, participation in industry surveys, and a required compliance assessment associated with Abbott's hosting of certain health data.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF THE INDEPENDENT AUDITOR

The Audit Committee has established policies and procedures to pre-approve all audit and permissible non-audit services performed by the independent auditor and its related affiliates.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a schedule of all proposed services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for Abbott's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting. The Audit Committee reviews these processes on behalf of the Board of Directors. In this context, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2020 Annual Report on Form 10-K with Abbott's management and its independent registered public accounting firm.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm's independence. The Audit Committee has also considered whether the provision of the services described on page 81 under the caption ''Audit Fees and Non-Audit Fees'' is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Abbott's Annual Report on Form 10-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission.

Audit Committee

E. M. Liddy, *Chair*
M. A. Kumbier
N. McKinstry
J. G. Stratton
G. F. Tilton

SAY ON PAY—AN ADVISORY VOTE ON THE APPROVAL OF EXECUTIVE COMPENSATION (ITEM 3 ON PROXY CARD)

Shareholders are being asked to approve the compensation of Abbott's named officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis, the compensation tables, and related material included in this proxy statement.

Abbott's sustained strong performance has resulted in total shareholder return (TSR) significantly exceeding the peer median and major market indices on a one-, three-, and five-year basis.

Abbott's three-year TSR of 101.7% is more than twice that of the peer group median and the broader Standard & Poor's 500 (S&P 500) and more than three times that of the Dow Jones Industrial Average (DJIA) market index. These consistent above-market returns are driven by the strength of our diversified business model with leadership positions in some of the largest and fastest growing markets in healthcare and innovative product portfolios across our businesses.

Abbott delivered strong returns for shareholders in 2020, despite the global market challenges from COVID-19, and achieved or exceeded the financial targets that were set before the pandemic in January 2020. Abbott's one-year TSR was 28.0%, more than three times the peer median TSR, and significantly above major market indices, a testament to the strength of our diversified business model and ability to innovate and deliver in this challenging environment.



In addition to delivering significant shareholder returns, Abbott continued to take important steps to position the Company for long-term, sustainable growth.

- Achieved important product approvals in 2020 across our businesses that will be significant contributors to growth in the coming years.

- Increased manufacturing scale and capabilities across several important products, including significant investment in COVID-19 diagnostic test capacity to help meet immediate global testing needs and further accelerate Abbott's leadership position in diagnostic testing.

- Returned $2.6 billion to shareholders through dividends in 2020 and announced a 25% increase to the dividend payable in 2021, demonstrating Abbott's financial strength and commitment to shareholder returns.

- Launched our 2030 Sustainability Plan focused on Abbott's greatest opportunities to make an impact: creating new life-changing technologies and products, expanding the access and affordability of this innovation, and breaking down barriers that prevent people from getting the care they need.

Our compensation program is market-based and produces outcomes that directly link to both Company and officer performance. The vast majority of compensation for our executive officers is performance-based and objectively determined. Long Term Incentives (LTI), which comprise the largest percentage of compensation for our executive officers, are directly linked to shareholder returns. Our annual incentive plan links officer compensation to the metrics which ensure financial success for the short-term and position the Company for growth in the future as well.

The Compensation Committee, with the counsel of its independent consultant, concluded that the compensation reported herein was earned and appropriate. The specific details of the executive compensation program and compensation paid to the named executive officers are described on pages 33 through 60 of this proxy statement.

While this vote is advisory and non-binding, the Board of Directors and Compensation Committee value the opinion of the shareholders and will review the voting results and take into account the results and our ongoing dialogue with shareholders when future compensation decisions are made.

Accordingly, the Board of Directors recommends that you vote FOR the approval of the named officers' compensation.

APPROVAL AND ADOPTION OF AMENDMENTS TO THE ARTICLES OF INCORPORATION TO ELIMINATE STATUTORY SUPERMAJORITY VOTING STANDARDS (ITEM 4 ON PROXY CARD)

Shareholders are being asked to approve and adopt amendments to Abbott's Articles of Incorporation (the "Articles") to replace and supersede certain supermajority voting standards set forth in the Illinois Business Corporation Act (the "IBCA") with majority voting standards. The proposed amendments to be approved by the shareholders are set forth in Items 4(a) and 4(b) below (each, a "Proposed Amendment"), and will be voted on separately. Approval and adoption of one Proposed Amendment is not conditioned upon approval and adoption of the other Proposed Amendment.

PROPOSED AMENDMENTS

At the 2020 Annual Meeting, shareholders approved a shareholder proposal requesting that each provision in Abbott's governing documents requiring a two-thirds vote of outstanding shares under the IBCA be replaced by a majority vote of outstanding shares. As discussed below, under the IBCA, approval by at least two-thirds of the shares entitled to vote on a matter is required to amend the Articles and to approve certain extraordinary transactions. After consideration of shareholder input, including the approved shareholder proposal in 2020, the Board is recommending that shareholders approve and adopt the Proposed Amendments to supersede and replace the relevant IBCA supermajority voting standards with majority voting standards.

Item 4(a): Implement Majority Voting Standard for Amendments of the Articles of Incorporation and Effect Other Ministerial Changes

Currently, the Articles do not specify a voting standard for amendments to the Articles. As a result, the vote required to amend the Articles is determined by the provisions of the IBCA. Section 10.20 of the IBCA provides that an amendment of a corporation's articles of incorporation requires the affirmative vote of at least two-thirds of the votes of outstanding shares, and that this voting standard may be superseded in the corporation's articles of incorporation by a smaller requirement of not less than a majority of outstanding shares. Item 4(a) proposes to amend the Articles, by adding a new Article R-X, to provide that any amendment to the Articles subject to a vote of the shareholders under Section 10.20 of the IBCA shall require the affirmative vote of at least a majority of outstanding shares entitled to vote on such proposed amendment. The voting standard set forth in Article R-X, if adopted, would supersede the two-thirds voting standard set forth in Section 10.20 of the IBCA.

Item 4(a) also proposes ministerial changes to the Articles to (i) update the name and address of Abbott's registered agent (Article R-II), (ii) update the capitalization of Abbott and remove references to a previous stock split (Article R-VII), and (iii) remove references to a prior restatement of the Articles (Article R-VIII).

Item 4(b): Implement Majority Voting standard for Certain Extraordinary Transactions

Currently, the Articles do not specify a voting standard for the following transactions:

- A proposed plan of merger, consolidation or exchange,
- A sale, lease, exchange, or other disposition of all, or substantially all, the property and assets, with or without the good will, of the corporation, if not made in the usual and regular course of its business, and
- A voluntary dissolution of the corporation.

As a result, the vote required for such transactions is determined by the relevant provisions of the IBCA. The IBCA provides that each such transaction requires the affirmative vote of at least two-thirds of the votes of the shares entitled to vote on the transaction. The IBCA also provides that this voting standard may be superseded in each case, in the corporation's articles of incorporation, by a smaller requirement of not less than a majority of outstanding shares.

Item 4(b) proposes to amend the Articles, by adding a new Article R-XI, to provide that each of the above transactions subject to a vote of the shareholders under the corresponding section of the IBCA shall require the affirmative vote of at least a majority of outstanding shares entitled to vote on such transaction. The voting

standard set forth in Article R-XI, if adopted, would supersede the two-thirds voting standard set forth in the IBCA for each of the above described transactions.

VOTE REQUIRED

The affirmative vote of the holders of at least two-thirds of the vote of the outstanding Abbott common shares is required to approve each of Item 4(a) and Item 4(b). Abstentions and broker non-votes, if any, have the same effect as votes against these Items.

ADDITIONAL INFORMATION

The full text of the amended and restated Articles implementing the Proposed Amendments is set forth in Exhibit B. Additions and deletions implementing the Proposed Amendments are indicated, respectively, by underlining and strike-outs. The general description of the Proposed Amendments set forth above is qualified in its entirety by reference to the amended and restated Articles implementing the Proposed Amendments, which is attached as Exhibit B.

If shareholders approve either of the Proposed Amendments by the requisite vote, Abbott will file Articles of Amendment with the Secretary of State of the State of Illinois to implement each of the Proposed Amendments that was approved and restate the Articles, as amended by each Proposed Amendment that was approved, in its entirety. Each Proposed Amendment that was approved will become effective upon the filing of the Articles of Amendment by the Secretary of State of the State of Illinois. For any Proposed Amendment that does not receive the requisite vote, that Proposed Amendment will not be implemented and the respective IBCA voting standard or provision in the Articles (in the case of Item 4(a)) will remain in place.

The Board of Directors recommends that you vote FOR the approval of the proposed amendments to Abbott's Articles of Incorporation.

SHAREHOLDER PROPOSALS

INTRODUCTION

Three shareholder proposals have been received and will be voted upon at the annual meeting only if properly presented by or on behalf of the proponent. Abbott is advised that the proposals will be presented for action at the Annual Meeting. The proposed resolutions and the statements made in support thereof, as well as the Board of Directors' statements in opposition to the proposals, are presented on the following pages.

The Board of Directors recommends that you vote AGAINST the proposals.

Shareholder Proposal on Lobbying Disclosure
(Item 5 on Proxy Card)

The Unitarian Universalist Association, 24 Farnsworth Street, Boston, Massachusetts 02210, has informed Abbott that it intends to present the following proposal at the Annual Meeting and that it owns 2,783 Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

Whereas, we believe in full disclosure of Abbott Laboratories' (''Abbott'') direct and indirect lobbying activities and expenditures to assess whether Abbott's lobbying is consistent with its expressed goals and in the best interests of stockholders.

Resolved, the stockholders of Abbott request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Abbott used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Abbott's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision-making process and the Board's oversight for making payments described in section 2 above.

For purposes of this proposal, a ''grassroots lobbying communication'' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. ''Indirect lobbying'' is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both ''direct and indirect lobbying'' and ''grassroots lobbying communications'' include efforts at the local, state and federal levels.

The report shall be presented to the Public Policy Committee and posted on Abbott's website.

Supporting Statement

Abbott spent $36,700,000 from 2010 – 2019 on federal lobbying. This figure does not include state lobbying, where Abbott also lobbies in 37 states[1] but disclosure is uneven or absent. For example, Abbott spent $896,284 on lobbying in California from 2010 – 2019.

Abbott sits on the board of the Chamber of Commerce, which has spent over $1.6 billion on lobbying since 1998, and the boards of the Advanced Medical Technology Association and the Medical Device Manufacturers Association, which together spent $9,300,408 on lobbying for 2018 and 2019 and have drawn scrutiny for lobbying to weaken mandatory disclosure of medical device incidents.[2] Abbott does not disclose its payments to trade associations and social welfare organizations, or the amounts used for lobbying.

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[1] https://publicintegrity.org/state-politics/here-are-the-interests-lobbying-in-every-statehouse/

[2] https://www.nbcnews.com/health/health-care/medical-device-makers-spend-millions-lobbying-loosen-regs-d-c-n940351.

We are concerned that Abbott's lack of lobbying disclosure presents significant reputational risk when its lobbying contradicts company public positions. For example, Abbott publicly supported COVID-19 relief efforts, but the Chamber directly lobbied against using the Defense Production Act for production of personal protective equipment for workers.[3] Abbott supports the World Health Organization's goal of increasing breast-feeding rates, its lobbying on attracted scrutiny after the Trump administration blocked a World Health Organization resolution encouraging breastfeeding.[4] And Abbott drew attention and ultimately cut ties with one of its lobbyists over his controversial statements about Black Lives Matter.[5]

We believe the reputational damage stemming from these misalignments harms long-term value creation by Abbott. Thus, we urge Abbott to expand its lobbying disclosure.

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[3]   https://corporatereformcoalition.org/chamber-dpa.

[4]   https://www.theatlantic.com/health/archive/2018/07/the-epic-battle-between-breast-milk-and-infant-formula-companies/564782/.

[5]   https://www.thedailybeast.com/trump-campaign-begins-paying-matt-schlapp-as-his-lobbying-clients-flee

**Board of Directors' Statement in Opposition to the
Shareholder Proposal on Lobbying Disclosure**

(Item 5 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

This same proposal has come before Abbott's shareholders at least four times, most recently last year, when Abbott shareholders rejected it by more than 80%. Abbott was then and still is transparent about its lobbying activities. Preparing and maintaining the annual report this proposal requests would add cost and consume resources, but without increasing any shareholder value. Indeed, as the Board laid out last year, Abbott already provides transparency around the categories of disclosure sought by this proposal, enabling shareholders to assess whether Abbott has any undue corporate influence over initiatives with which its investors disagree. Further, Abbott's political disclosure and accountability policies continue to be recognized as top tier among S&P 500 companies.[1] The categories of disclosure called for by this proposal continue to be publicly available and are updated semiannually.

- **Policies and Procedures Governing Lobbying.** Abbott provides its policies and procedures governing lobbying year-round on its website. The Company also discloses the key principles that guide its participation in political and advocacy activities, the decisionmaking process, and board oversight of those activities on its website and annually in Abbott's Global Sustainability Report.

- **Payments Used for Lobbying.** In compliance with the Lobbying Disclosure Act, Abbott files a quarterly report that discloses the Company's total federal lobbying expenditures (paid directly and through trade associations), the name of any legislation or its subject that was the topic of communication, the individuals who lobbied on behalf of Abbott, and the legislative body or executive branch contacted. That report can be found on the U.S. Senate Office of Public Records website or the U.S. House of Representatives Office of the Clerk website. Similarly, any indirect contribution (e.g., payments for events honoring covered elected officials), is disclosed as part of mandatory filings available on the Senate's and House's website. Payments Abbott makes for outside lobbying services are disclosed by the outside firms as well, and are also available and searchable in the lobbying disclosure website of both the Senate and the House of Representatives. Regarding state activity, in states where Abbott has a registered lobbyist, reports are filed consistent with state law and are publicly available at the appropriate state agency or on the state's public website. Abbott does not currently make direct expenditures toward grassroots lobbying communications to the general public.

- **Decisionmaking and Oversight for Lobbying-Related Payments.** Abbott's decisionmaking and oversight process for lobbying-related payments is already available to Abbott's shareholders. As described on Abbott's website, its Government Affairs office is responsible for advocacy activities with Congress, the federal government, and at the state level. These activities are managed by the Vice President of U.S. Government Affairs, who makes the decision regarding advocacy activities, in consultation with senior management of relevant business units. He then reports to senior management and annually to the Board's Public Policy Committee.

- **Tax-Exempt, Lobbying Organizations.** Abbott is a member of various U.S. trade organizations that engage in lobbying and other political activity to champion and protect Abbott, our industry, and the people who rely on our products to achieve good health. For years, Abbott's website has listed the trade organizations to which Abbott pays dues of $50,000 or more. And, every year, the Board's Public Policy Committee reviews a report of Abbott's major trade association memberships, the amount of dues, and the amount used for lobbying.

Abbott already discloses the information the shareholder seeks. Repeated reporting of existing disclosures would waste corporate resources and would not be in the best interests of Abbott or its shareholders.

The Board recommends you vote *AGAINST* this proposal again.

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[1]   Center for Political Accountability, ''2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability,'' pg. 42 (Oct. 13, 2020), https://politicalaccountability.net/hifi/files/2020-CPA-Zicklin-Index.pdf.

Shareholder Proposal on Report on Racial Justice
(Item 6 on Proxy Card)

Handlery Hotels, Inc., 180 Geary Street, Suite 700, San Francisco, California 94108, has informed Abbott that it intends to present the following proposal at the annual meeting and that it owns 2,694 Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

Whereas: In the wake of the George Floyd murder by police officers on May 25, 2020 a majority of Russell 1000 corporations made public statements expressing their plans to address racial justice, thereby taking the first step to becoming antiracist organizations. Antiracism is the practice of identifying, challenging, and changing the values, structures, and behaviors perpetuating systemic racism.[1] Abbott issued a statement, on its "corporate newsroom" website page, supporting racial justice and the elimination of systemic racism. The statement provides only a generalized overview of Abbott's plans to further this effort. It did not provide measurable targets, goals, or quantifiable outcomes.

Numerous studies cite material corporate benefits associated with adopting corporate policies promoting racial justice:

- A McKinsey study shows companies with the strongest racial and ethnic diversity are 35% more likely to outperform their industry medians[2]

- Companies with the most ethnically/culturally diverse boards worldwide are 43% more likely to experience higher profits[3]

- For every 10% increase in racial and ethnic diversity among senior executives, EBIT rises 0.8%[4]

However, inequities in the workplace continue:

- People of Color comprise 33% of entry level positions, but only 13% of the C-suite[5]

- Among companies in the Russell 3000, Black individuals accounted for only 4.1% of board members versus 13.4% of the U.S. population[6]

- "Failure to adopt inclusion practices translates into a loss of customers and reduces profitability"[7]

Abbott can play a critical role in ending systemic racism by promoting racial justice.

The need for action is underscored by Abbott's 40% score on a recent Racial Justice Scorecard. This score is significantly below peers AbbVie Inc. and Boston Scientific, which both scored above 60%. Abbott's low score is due to its lack of publicly accessible diversity and inclusion targets and lack of disclosed data concerning hiring, retention, and promotion rates of people of color within the Company. Given heightened awareness around racism, failing to act and disclose policies and quantifiable data raises the material risk of revenue loss and reduced brand value.

Resolved: Shareholders request that Abbott Labs publish a report, at reasonable expense and excluding proprietary information, disclosing the Company's plan, if any, to promote racial justice.

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1   Ontario Anti-Racism Secretariat, "Anti-Racism Defined", 2020 Retrieved from Alberta Civil Liberties Research Center: http://www.aclrc.com/antiracism-defined

2   McKinsey & Company, "Delivering through Diversity", January 2018 https://www.mckinsey.com/~/media/mckinsey/business%20functions/org anization/our%20insights/ delivering%20through%20diversity/delivering-through-diversity_full-report.ashx

3   Ibid.

4   Ibid.

5   McKinsey & Company, "Women in the Workplace 2018", https://womenintheworkplace.com/

6   Cydney Posner, "Will companies accede to calls for actions to improve racial and ethnic diversity in hiring and promotion?",July 2020 https://cooleypubco.com/2020/07/15/calls-for-actions-racial-ethnic-diversity/

7   Neesha-ann Longdon, Dimitri Henry, Caitlin Harris, "Diversity And Inclusion As A Social Imperative", August 2020 https://www.spglobal.com/ratings/en/research/articles/200803-environmental-social-and-governance-diversity-and-inclusion-as-a-social-imperative-11573860

Supporting statement: Investors seek quantitative, comparable data to understand if and how the Company is promoting a commitment to Racial Justice. Proponents suggest the report include:

- Potential policies the company could adopt to promote Racial Justice in its corporate workplaces and operations

- Detailed quantitative information on diversity and inclusion, including recruitment, hiring, and retention policies and outcomes

**Board of Directors' Statement in Opposition to the
Shareholder Proposal on Report on Racial Justice**

(Item 6 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

The shareholder's proposal is premised on Abbott's purported ''score'' on a ''Racial Justice Scorecard.'' But this ''Scorecard'' (put out by the proponent itself) does not accurately reflect Abbott's commitment and work to date on racial justice, or the Company's intentions moving forward. Rather, Abbott's current disclosures in its Global Sustainability Report and 2030 Sustainability Plan depict Abbott's robust commitment to racial justice, diversity, and inclusion, which were not included by the proponent when creating their ''scorecard.'' Further, going forward, Abbott will publish a Diversity and Inclusion (D&I) report, which will enhance these disclosures as well as provide a consolidated EEO-1 report that provides a summary of Abbott employees by race, gender, and job category. Thus, the proposal's new called-for report is unnecessary.

As captured in Abbott's existing disclosures and will be discussed further in its forthcoming D&I report, Abbott has had a long-lasting commitment to diversity, inclusion, and racial justice. First, for years, Abbott has been dedicated to building a pipeline of diverse talent. Nearly three decades ago, Abbott helped found the nonprofit group Advancing Minorities' Interest in Engineering, which develops partnerships among industry, government, and universities to achieve diversity in the engineering workforce. Abbott remains a partner today. Since 2006, Abbott has been building a pipeline of diverse talent through its science, technology, engineering, and math (STEM) programs. Since that time, more than 6,000 Abbott scientists, engineers, and other employees have shared their expertise to support programs that advance STEM education around the world, reaching more than 325,000 students. Even further, Abbott has operated a STEM internship program for U.S. high-school students since 2012, and Abbott hosts hundreds of college students for paid internships. In 2020, 71% of the high-school and 39% of college students participating in those programs were minorities. By 2030, Abbott aims to create opportunities in STEM programs for more than 100,000 young people, including 50% from underrepresented groups.

Second, Abbott recruits job candidates through partnerships with historically black universities and colleges, Hispanic-serving institutes, and other organizations, such as the Association of Latino Professionals in Finance and Accounting, the National Society of Black Engineers, and the Society of Hispanic Professional Engineers, to name a few.

Third, Abbott has, for years, been dedicated to the retention and advancement of historically disenfranchised groups. Abbott facilitates ten employee affinity groups, including groups appealing to African Americans, Latinos, LGTBQ members, and women to expand opportunities for these historically underrepresented groups. Each group is supported by a corporate officer. Nearly 10,000 Abbott employees participate in these groups—an accomplishment that did not happen overnight. And, as a result of all these efforts, today, one third of Abbott's front-line leadership roles are held by minority talent.

As the proposal mentions, since the events of this summer, Abbott reaffirmed its commitment to promote racial justice. But, omitted from the proposal and its ''scorecard,'' is that after the events of this summer, Abbott's CEO communicated with Abbott employees to understand their concerns and ideas about how Abbott could further support racial justice. Abbott held numerous sessions with employees on this topic, surveyed employees about diversity and inclusion, named a Divisional Vice President of Diversity and Inclusion, offered a match to employees for donations to organizations promoting racial justice, and issued a statement on its digital and social channels denouncing racism, the killing of George Floyd and others, and requested the parties responsible be brought to justice.

Abbott's achievements with respect to racial justice and workplace diversity and inclusion have been recognized by third parties for years.

- Abbott has earned a place on *DiversityInc* magazine's list of the ''Top 50 Companies for Diversity'' every year since 2004.

- Abbott's efforts to create a woman-friendly workplace have seen Abbott recognized by the 2020 Women on Boards group and the National Association for Female Executives, which has named Abbott among the ''Top 50 Companies for Executive Women'' each year since 2009.

- *DiversityPlus* magazine listed Abbott as a 2019 ''Top 10 Champion of Diversity'' in recognition of its efforts with suppliers.

- This past year, *Forbes* listed Abbott on its list of Best Employers for Diversity and for Veterans. And *Vault* ranked Abbott's internship No. 11 for diversity and for veterans. No other healthcare companies even made *Vault's* top 30.

Ultimately, the shareholder proposal is based on a flawed premise and erroneously seeks a new report of existing or planned disclosures based on that premise.

For all these reasons, the Board recommends voting *AGAINST* this proposal.

Shareholder Proposal on Independent Board Chairman
(Item 7 on Proxy Card)

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, has informed Abbott that he intends to present the following proposal at the Annual Meeting and that he owns no less than 500 Abbott common shares.

PROPONENT'S STATEMENT IN SUPPORT OF SHAREHOLDER PROPOSAL

Proposal 7—Independent Board Chairman

The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy could be phased in for the next CEO transition.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is temporarily waived if in the unlikely event no independent director is available and willing to serve as Chair.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Support for this proposal topic jumped from 34% to 52% in one-year at Boeing.

Support for this proposal topic received 17% higher support at U.S. companies in 2020. Since management performance setbacks often result in higher support for this proposal topic, the mere submission of this proposal may be an incentive for our Chairman of the Board to perform better leading up to the 2021 annual meeting.

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to have the oversight role of Chairman.

Shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A CEO serving as chair can result in excessive management influence on the Board and weaker oversight of management. We urge the Board to take the opportunity to appoint a new independent Board Chair.

It is also important to have an independent board chairman to be the shareholder watchdog and help make up for the 2020 silencing of shareholders at shareholder meetings with the widespread substitution of online shareholder meetings using the pandemic as an easy steppingstone. Online meetings, which are a shareholder engagement and shareholder outreach wasteland, are so easy for management that management will never want to return to in-person shareholder meetings.

With tightly controlled online shareholder meetings everything is optional. For instance management reporting on the status of the company is optional. Also answers to questions are optional even if management misleadingly asks for questions. And it was easy for Abbott Laboratories to cover up that Ms. Nancy McKinstry received 21% in negative votes at the 2020 online Abbott meeting.

For instance Goodyear management hit the mute button right in the middle of a formal shareholder proposal presentation at its 2020 online shareholder meeting to bar constructive criticism.

Please see:
Goodyear's virtual meeting creates issues with shareholder
https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Please vote yes:
Independent Board Chairman—Proposal 7

**Board of Directors' Statement in Opposition to the
Shareholder Proposal on Independent Board Chairman**

(Item 7 on Proxy Card)

The Board of Directors recommends that you vote **AGAINST** the proposal.

As stated in Abbott's governance guidelines, "[t]he board of directors believes that it is important to retain the flexibility to allocate the responsibilities of the offices of chairman of the board and chief executive officer in any manner that it determines to be in the best interests of Abbott."[1] The need for that flexibility has never been more apparent than this past year, when Abbott transitioned to a new CEO. The Board's current guidelines provided the Board with the flexibility necessary to adopt the leadership structure in the best interests of Abbott and its shareholders during this transition.

Indeed, every year, the Board reviews its leadership structure to ensure the appropriate level of oversight, independence, and responsibility. The Board continues to believe that flexibility coupled with a strong Lead Independent Director is best for Abbott and its shareholders. Abbott's Lead Independent Director is selected from among the ranks of independent directors. In that role, the Lead Independent Director consults directly with major shareholders on Abbott business. The Lead Independent Director oversees the Board evaluation process. The Lead Independent Director is empowered to call meetings of the independent directors, if necessary. And the Lead Independent Director can review and approve agenda items, the Board's schedule, and, where appropriate, information provided to other Board members.

Not only would the shareholder's proposal handcuff the Board when deciding on the best leadership structure for the Company, it misleadingly suggests there is a trend among S&P 500 companies to do so. The shareholder's proposal confuses the *existence* of a separate and independent board chair among S&P 500 companies with the adoption of a *policy* mandating, in all circumstances, the separation and independence of a company's board chair. A number of companies do have separate and independent board chairs, but the actual number of S&P 500 companies that have adopted an inflexible policy mandating the chair and CEO be separate, no matter the situation, is miniscule.[2] The sort of rigidity this proposal calls for does not serve every company. It does not even serve most S&P 500 companies. And it does not serve Abbott's interests or its shareholders, as demonstrated with this recent leadership transition.

This is the fifth time this shareholder has submitted this same proposal. Abbott shareholders have consistently voted against this proposal by significant margin, and should do so again here.

The Board of Directors recommends that you vote AGAINST the proposal.

---

[1] https://www.abbott.com/investors/governance/governance-guidelines.html.

[2] *See* Spencer Stuart U.S. Board Index, pg. 20 (2015) (finding that only 4% of S&P 500 companies adopt a policy mandating separate and independent board chairs and CEOs).

APPROVAL PROCESS FOR RELATED PERSON TRANSACTIONS

It is Abbott's policy that the Nominations and Governance Committee review, approve, or ratify any transaction in which Abbott participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the Nominations and Governance Committee pursuant to this policy are identified in:

- Questionnaires annually distributed to Abbott's directors and officers,
- Certifications submitted annually by Abbott officers related to their compliance with Abbott's Code of Business Conduct, or
- Communications made directly by the related person to the Chief Financial Officer or General Counsel.

In determining whether to approve or ratify a related person transaction, the Nominations and Governance Committee will consider the following items, among others:

- The related person's relationship to Abbott and interest in the transaction,
- The material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved,
- The benefits to Abbott of the transaction,
- If applicable, the availability of other sources of comparable products or services,
- An assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally,
- Whether a transaction has the potential to impair director independence, and
- Whether the transaction constitutes a conflict of interest.

This process is included in the Nominations and Governance Committee's written charter, which is available in the corporate governance section of Abbott's investor relations website (*www.abbottinvestor.com*). The spouse of one of our former executive officers, Jaime Contreras, was employed by Abbott. During 2020, her total compensation exceeded the foregoing threshold.

Abbott

ADDITIONAL INFORMATION

INFORMATION CONCERNING SECURITY OWNERSHIP

The table below reports the number of common shares beneficially owned as of December 31, 2020 by BlackRock, Inc. and The Vanguard Group (directly or through their subsidiaries), the only persons known to Abbott to beneficially own more than 5% of Abbott's outstanding common shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	133,426,810	7.5%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	147,272,920	8.3%

[1] The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the Securities and Exchange Commission on January 29, 2021. BlackRock reported that it has sole voting power over 117,661,786 of these shares and sole dispositive power over all of these shares.

[2] The information shown was provided by The Vanguard Group in a Schedule 13G/A it filed with the Securities and Exchange Commission on February 10, 2021. Vanguard reported that it has shared voting power over 2,954,299 of these shares, sole dispositive power over 139,509,311 of these shares, and shared dispositive power over 7,763,609 of these shares.

DATE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING PROXY STATEMENT

Shareholder proposals for presentation at the 2022 Annual Meeting must be received by Abbott no later than November 12, 2021 and must otherwise comply with the applicable requirements of the Securities and Exchange Commission to be considered for inclusion in the proxy statement and proxy for the 2022 meeting.

PROCEDURE FOR RECOMMENDATION AND NOMINATION OF DIRECTORS AND TRANSACTION OF BUSINESS AT ANNUAL MEETING

Proxy Access: A shareholder, or a group of up to 20 shareholders, owning continuously for at least three years Abbott common shares representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and have included in Abbott's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements in Abbott's By-Laws.

Nominating shareholders are permitted to include in Abbott's proxy statement a 500-word statement in support of their nominee(s). Abbott may omit any information or statement that it, in good faith, believes is materially false or misleading, omits to state a material fact, or would violate any applicable law or regulation.

Other Nominations of Directors or Proposals to Transact Business: A shareholder may also recommend persons as potential nominees for director by submitting the names of such persons in writing to the Chair of the Nominations and Governance Committee or the Secretary of Abbott. Recommendations should be accompanied by a statement of qualifications and confirmation of the person's willingness to serve. A nominee who is recommended by a shareholder following these procedures will receive the same consideration as other comparably qualified nominees.

A shareholder entitled to vote for the election of directors at an Annual Meeting and who is a shareholder of record on:

- the record date for that Annual Meeting,
- the date the shareholder provides timely notice to Abbott, and
- the date of the Annual Meeting

may directly nominate persons for director, or make proposals of other business to be brought before the Annual Meeting, by providing proper timely written notice to the Secretary of Abbott.

Notice Requirements: The notice submitted by a shareholder must include certain information required by Article II of Abbott's By-Laws, including information about the shareholder, any beneficial owner on whose behalf the nomination or proposal is being made, their respective affiliates or associates or others acting in concert with them, and any proposed director nominee.

For each matter the shareholder proposes to bring before the Annual Meeting, the notice must also include a brief description of the business to be discussed, the reasons for conducting such business at the Annual Meeting, any material interest of the shareholder in such business and certain other information specified in the By-Laws. In addition, in the case of a director nomination, including through proxy access, the notice must include a completed and signed questionnaire, representation and agreement of the nominee addressing matters specified in the By-Laws.

To be timely, written notice either to directly nominate persons for director, including through proxy access, or to bring business properly before the Annual Meeting must be received at Abbott's principal executive offices not less than ninety days and not more than one hundred twenty days prior to the anniversary date of the preceding Annual Meeting. If the Annual Meeting is called for a date that is not within twenty-five days before or after such anniversary date, notice by the shareholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or made public in a press release or in a filing with the Securities and Exchange Commission, whichever occurs first. To be timely for the 2022 Annual Meeting, this written notice must be received by Abbott no later than January 23, 2022.

In addition, the notice must be updated and supplemented, if necessary, so that the information provided or required to be provided is true and correct as of the record date for the Annual Meeting and as of the date that is ten business days prior to the meeting. Any such update or supplement must be delivered to the Secretary of Abbott at Abbott's principal executive offices not more than five business days after the record date for the Annual Meeting, and not less than eight business days before the date of the Annual Meeting in the case of any update or supplement required to be made as of ten business days prior to the Annual Meeting.

GENERAL

It is important that proxies be returned promptly. Shareholders are urged, regardless of the number of shares owned, to vote their shares. Most of Abbott's shareholders may vote their shares by telephone or using the Internet. Shareholders who wish to vote by mail should sign and return their proxy card in the enclosed business reply envelope. Shareholders who vote by telephone or using the Internet do not need to return their proxy card.

The Annual Meeting will be held at Abbott's headquarters, 100 Abbott Park Road, located at the intersection of Route 137 and Waukegan Road, Lake County, Illinois. In light of restrictions and guidelines on group gatherings issued by government and public health officials regarding the ongoing coronavirus pandemic, and to support the health and safety of Abbott's shareholders, employees, and communities, any shareholder who wishes to attend the Annual Meeting may only attend virtually. Shareholders will not be able to attend the Annual Meeting in person. Please see pages 12 to 13 for information on how to virtually attend and participate in the Annual Meeting.

By order of the Board of Directors.

HUBERT L. ALLEN
Secretary

EXHIBIT A

DIRECTOR INDEPENDENCE STANDARD

No director qualifies as ''independent'' unless the board affirmatively determines that the director has no material relationship with Abbott or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Abbott or any of its subsidiaries). In making this determination, the board shall consider all relevant facts and circumstances, including the following standards:

- A director is not independent if the director is, or has been within the last three years, an employee of Abbott or its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of Abbott or its subsidiaries.

- A director is not independent if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Abbott or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer).

- A director is not independent if (A) the director or an immediate family member is a current partner of a firm that is Abbott's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on Abbott's or its subsidiaries' audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Abbott's or its subsidiaries' audit within that time.

- A director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of Abbott or its subsidiaries at the same time serves or served on that company's compensation committee.

- A director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Abbott or its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

- A director is not independent if the director is an executive officer of a charitable organization that received charitable contributions (other than matching contributions) from Abbott and its subsidiaries in the preceding fiscal year that are in excess of the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

Abbott

PROPOSED AMENDMENTS TO ARTICLES OF INCORPORATION

**A B B O T T
L A B O R A T O R I E S**

AMENDED AND RESTATED ARTICLES OF INCORPORATION

RESTATED ARTICLE R-I

The name of the corporation is: Abbott Laboratories.

The corporation was incorporated March 6, 1900 under the name: The Abbott Alkaloidal Company.

Subsequent corporate names and the dates of their adoption are:

Name	Date Adopted
Abbott Laboratories	May 29, 1915

RESTATED ARTICLE R-II (Amended)

The address of its registered office in the State of Illinois on the date of ~~adoption of~~ filing this ~~Amendment~~ Amended and ~~Restatement of~~ Restated Articles of Incorporation ~~was: 14th Street and Sheridan Road, North~~ is: C T Corporation System, 208 South LaSalle Street, Suite 814, Chicago, Illinois~~,~~ 60604, County of ~~Lake~~ Cook, and the name of its Registered Agent at said address ~~was: Laurence R. Lee~~ is: C T Corporation.

RESTATED ARTICLE R-III

The duration of the corporation is: Perpetual.

RESTATED ARTICLE R-IV

The purpose or purposes for which the corporation is organized are:

(1) To manufacture, purchase or otherwise acquire, own, sell, mortgage, pledge, assign, convey, transfer, or otherwise dispose of, to invest, trade, deal in and deal with all kinds of medicines, medicinal preparations and supplies; chemical products, pharmaceutical products, drugs, druggists' sundries, surgical instruments, dressings and supplies, dental instruments, dressings and supplies, dentifrices, preparations used by dentists, and in dentistry and oral surgery; hospital preparations and supplies; medicines, preparations and instruments used in the cure and care of animals; perfumes and perfumery, toilet preparations, and other articles generally dealt in the retail drug trade; instruments, supplies and preparations used for medicinal, sanitary and other health purposes; and in general all instruments, preparations and supplies that appertain to pharmacy, pharmacology, medicines, drugs, sanitation and health.

(2) To own and operate laboratories for experimentation and research in the fields of chemistry, pharmacology, biology and physics, or such other fields as the corporation may engage in under its charter.

(3) To manufacture, purchase, or in any manner acquire, own, mortgage, pledge, sell, assign, convey, transfer, or otherwise dispose of, to invest, trade, deal in and deal with, goods, wares and merchandise, and personal property of every class and description wherever situated or located.

(4) To develop, apply for, purchase, lease, acquire, hold, use, take or grant licenses in respect of, mortgage, pledge, lease, sell, assign or otherwise dispose of, letters patent of the United States or any foreign country, patent rights, licenses, privileges, inventions, devices, improvements, and processes, formulas, copyrights, trade marks and trade names.

(5) To purchase or otherwise acquire the whole or any part of the property, assets, business, good will and rights and to undertake or assume the whole or any part of the bonds, mortgages, franchises, leases, contracts, indebtedness, liabilities and obligations of any person, firm, association, corporation or

organization, and to pay for the same or any part or combination thereof in cash, shares of the capital stock, bonds, debentures, debenture stock, notes, or other obligations of the corporation or otherwise, or by undertaking and assuming the whole or any part of the liabilities or obligations of the transferor; and to hold or in any manner dispose of the whole or any part of the property and assets so acquired, and to conduct in any lawful manner the whole or any part of the business so acquired and to exercise all the powers necessary or convenient in and about the conduct, management and carrying on of such business.

(6) To purchase, subscribe for, acquire, own, hold, sell, exchange, assign, transfer, mortgage, pledge or otherwise dispose of shares of voting trust certificates for shares of the capital stock, or any bonds, notes, securities or evidence of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state or district or country, nation or government to issue in exchange therefor shares of the capital stock, bonds, notes or other obligations of the corporation and while the owners thereof to exercise all the rights, powers and privileges of ownership including the right to vote on any shares of stock or voting trust certificates so owned; to promote, lend money to any corporation or association of which any bonds, stocks, voting trust certificates, or other securities or evidences of indebtedness shall be held by or for this corporation, or in which or in the welfare of which, this corporation shall have any interest, and to do any acts and things permitted by law and designed to protect, preserve, improve or enhance the value of any such bonds, stocks or other securities or evidences of indebtedness or the property of this corporation.

(7) In general, to carry on any other lawful business whatsoever in connection with the foregoing or which is calculated directly or indirectly to promote the interest of the corporation or to enhance the value of its properties and to have and exercise all the rights, powers and privileges, which are now or may hereafter be conferred by the laws of Illinois, to execute, from time to time, general or special powers of attorney to persons, firms, associations or corporations either in the United States or in any other country, state or locality, and to revoke same as and when the Board of Directors may determine; and so far as law will permit, to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do, and in any part of the world, either as principal, agent, contractor, or otherwise, or through corporations of which it may own the stock or securities, or any part thereof, or otherwise, and either alone or in company with others.

(8) To have all other powers possessed by corporations organized or operating under the general corporation law of the State of Illinois.


RESTATED ARTICLE R-V


The aggregate number of shares which the Corporation is authorized to issue is 2,401,000,000 divided into two classes. The designation of each class, the number of shares of each class, and the par value, if any, of the shares of each class, or a statement that the shares of any class are without par value, are as follows:

Class	Series (if any)	Number of Shares	Par Value per Share or Statement that Shares are Without Par Value
Preferred Shares	Issuable in series	1,000,000	$1 per share
Common Shares	None	2,400,000,000	Without par value

The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are:


SECTION A
The Preferred Shares


1. The Preferred Shares may be issued in one or more series and with such designation for each such series sufficient to distinguish the shares thereof from the shares of all other series and classes, as shall be stated and expressed in the resolution or resolutions providing for the issue of each such series adopted by the Board of Directors. The Board of Directors in any such resolution or resolutions is hereby expressly authorized to divide the Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any series so established as to:

   (i) The rate per annum at which the holders of shares shall be entitled to receive dividends.

(ii) The price at and the terms and conditions on which shares may be redeemed.

(iii) The amount payable upon shares in event of involuntary liquidation.

(iv) The amount payable upon shares in event of voluntary liquidation.

(v) The sinking fund provisions, if any, for the redemption or purchase of shares.

(vi) The terms and conditions on which shares may be converted, if the shares are issued with the privilege of conversion.

The Board of Directors may increase the number of shares designated for any existing series by a resolution adding to such series authorized and unissued Preferred Shares not designated for any other series.

2. All preferred Shares of any one series shall be identical with each other in all respects, except that shares of any one series issued at different times as provided in paragraph 3 of this Section A, may differ as to the dates from which dividends thereon shall be cumulative.

3. Before any dividends on the Common Shares or on any other class or classes of shares of the Corporation, ranking junior to the Preferred Shares with respect to payment of dividends, shall be paid or declared or set apart for payment, the holders of Preferred Shares shall be entitled to receive when and as declared by the Board of Directors, cumulative cash dividends, out of any funds legally available for the declaration of dividends and in the case of each series at the rate per annum, and no more, for the particular series fixed in the resolution or resolutions providing for the issue of such series of Preferred Shares, adopted by the Board of Directors, payable quarterly on such dates, in each year, as may be fixed in such resolution or resolutions. With respect to each series of the Preferred Shares, such dividends shall be cumulative from the respective dates of issue thereof. No dividends shall be paid on any series of the Preferred Shares in respect of any dividend period unless all cumulative dividends accrued prior to said dividend period with respect to all Preferred Shares of each other series shall have been paid or declared and set aside for payment.

4. The holders of Preferred Shares shall be entitled to vote as a class and otherwise as provided by law.

5. Preferred shares which have been redeemed or shall have been purchased, converted or otherwise acquired by the Corporation may thereafter be reissued under such terms and conditions, not inconsistent with the provisions of this Section A, as the Board of Directors may thereafter determine.

6. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and before any distribution of the assets of the Corporation shall be made to or set apart for the holders of the Common Shares or of any other class of shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends or upon dissolution, liquidation or winding up of the Corporation, the holders of the shares of each series of the Preferred Shares then outstanding shall be entitled to receive payment of such amount, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series; but such holders upon receipt of such payment shall be entitled to no further payment.

7. In case of any liquidation, dissolution or winding up of the Corporation, if the amounts payable with respect to all series of Preferred Shares then outstanding are not paid in full, the shares of all series of the Preferred Shares shall share proportionately in accordance with the respective amounts which would be payable on said shares if all amounts payable were paid in full.

8. A consolidation or merger of the Corporation with or into one or more corporations shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this Section A.

SECTION B
The Common Shares

1. Subject to the limitations set forth in Section A of this Restated Article R-V, the holders of Common Shares shall be entitled to dividends if, when and as the same shall be declared by the Board of Directors out of funds of the Corporation legally available thereof.

2. The holders of Common Shares shall be entitled to vote as provided by law.

SECTION C
The Preferred and Common Shares

No holder of shares of any class of the Corporation shall be entitled as of right to subscribe to or purchase any additional or increased shares of any class (whether now or hereafter authorized), or obligations convertible into any class or classes of shares (whether now or hereafter authorized), or shares of any class convertible into shares of any other class or classes (whether now or hereafter authorized), or obligations, shares or other securities carrying warrants or rights to subscribe to shares of the Corporation of any class or classes (whether now or hereafter authorized), but any and all shares, bonds, debentures or other securities or obligations, whether or not convertible into shares or carrying warrants entitling the holders thereof to subscribe to shares, may be issued, sold or disposed of from time to time by the board of Directors to such persons, firms or corporations and for such consideration (so far as may be permitted by law, by the Articles of Incorporation of the Corporation, and by the terms of any resolution creating any series of Preferred Shares) as the Board of Directors shall from time to time in its absolute discretion determine. Among other things the Board of Directors shall have the right at any time and from time to time to offer, sell and issue shares of any class of the Corporation, or obligations, shares or other securities carrying warrants or rights to subscribe to shares of the Corporation of any class or classes, to employees of the Corporation and to employees of subsidiaries of the Corporation without first offering the same to its ~~share holders~~ shareholders, for such prices or considerations, and upon such terms and conditions as the Board of Directors shall from time to time determine, and upon any such issuance and sale, or plan or proposal to issue and sell, the Board of Directors may classify employees as in its discretion it may deem advisable, and may differentiate between classes, and exclude any class from participation. The fact that an employee may be a director or an officer of the Corporation, or any of its subsidiaries, shall not disqualify him from participation as an employee in any such issuance or sale to employees.

RESTATED ARTICLE R-VI

1. A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 8.65 of the Illinois Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit; provided that the foregoing provision shall not eliminate or limit the liability of a director for any act or omission occurring before the date this provision became effective.

2. Any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall, in the case of persons who are or were directors or officers of the corporation, and may, as to such other persons, be indemnified (and the corporation shall, in the case of persons who are or were directors or officers of the corporation, and may, as to such other persons, advance expenses incurred in defending such actions, suits or proceedings) to the fullest extent now or hereafter permitted by law.

3. The foregoing right of indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

RESTATED ARTICLE R-VII (Amended)

~~1.~~ The class and number of shares issued on the date of ~~adoption of~~ filing this ~~Restatement of the~~ Amended and Restated Articles of Incorporation and the ~~stated~~ amount of paid-in capital ~~and paid-in surplus~~ as of such date ~~were~~ are:[1]

Class	Series (If Any)	Number of Shares	Par Value	~~Stated~~ Paid-in Capital with Respect Thereto
Common	None	~~4,388,318~~[●]	~~$5~~Without par value	~~$41,889,395.75~~[●]
~~Paid-in Surplus~~Preferred	None Designated	0	$1	$ ~~None~~0
Total ~~Stated~~ Paid-in Capital ~~and~~ ~~Paid-in Surplus~~				~~$41,889,395.75~~[●]

~~2. The class and number of shares and the stated capital and paid-in surplus set forth in paragraph 1 above are changed by this Amendment and Restatement as follows:~~

~~Effective as of the close of business on the date of filing this Amendment and Restatement with the Secretary of State of Illinois each of the presently issued Common Shares of $5 par value is hereby changed into three Common Shares without par value authorized by this amendment to and restatement of Articles of Incorporation. The amendment does not affect stated capital or paid-in surplus.~~

RESTATED ARTICLE R-VIII (Amended)

~~The foregoing Restated Articles R-I to R-VII are an amendment constituting a restatement of the Articles of Incorporation of Abbott Laboratories, effective as of the date of issuance of the Certificate of Amendment of Articles of Incorporation by the Secretary of State, and shall from that time supersede and stand in lieu of the Corporation's pre-existing Articles of Incorporation.~~ [Intentionally omitted.]

ARTICLE R-IX

A majority of the directors then in office may fill one or more vacancies occurring in the board of directors arising between meetings of shareholders by reason of an increase in the number of directors or otherwise and any director so elected shall serve until the next annual meeting of shareholders, provided that at no time may the number of directors selected to fill vacancies in this manner during any interim period between meetings of shareholders exceed 33⅓ percent of the total membership of the board of directors.

RESTATED ARTICLE R-X (Amended)

Any proposed amendment to this Amended and Restated Articles of Incorporation subject to a vote of the shareholders pursuant to Section 10.20(c) of the Illinois Business Corporation Act (''IBCA'') (or any successor thereto) shall be adopted by the shareholders of the Corporation upon receipt by the Corporation of the affirmative vote of at least a majority of the votes of the outstanding shares entitled to vote on such proposed amendment (unless any class or series of shares of the Corporation is entitled to vote as a class on such proposed amendment, in which event such proposed amendment shall be adopted by the shareholders of the Corporation upon receipt by the Corporation of the affirmative vote of at least a majority of the outstanding shares of each such class or series of shares entitled to vote as a class on such proposed amendment and of the total outstanding shares entitled to vote on such proposed amendment). The vote requirement for shareholder approval set forth in this Restated Article R-X supersedes the two-thirds vote requirement set forth in Section 10.20(c) of the IBCA.

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[1] Amounts to be inserted on the date of filing Articles of Amendment with the Secretary of State of the State of Illinois.

RESTATED ARTICLE R-XI (Amended)

(i) Any proposed plan of merger, consolidation or exchange subject to approval by the shareholders pursuant to Section 11.20(a) of the IBCA (or any successor thereto);

(ii) any sale, lease, exchange, or other disposition of all, or substantially all, the property and assets, with or without the good will, of the Corporation, if not made in the usual and regular course of its business, subject to approval by the shareholders pursuant to Section 11.60(c) of the IBCA (or any successor thereto); and

(iii) any voluntary dissolution of the Corporation subject to approval by the shareholders pursuant to Section 12.15(c) of the IBCA (or any successor thereto);

in each case, shall be approved by the shareholders of the Corporation upon receipt by the Corporation of the affirmative vote of at least a majority of the votes of the outstanding shares of the Corporation entitled to vote on the applicable matter (unless any class or series of shares of the Corporation is entitled to vote as a class on such matter, in which event such matter shall be approved by the shareholders of the Corporation upon receipt by the Corporation of the affirmative vote of at least a majority of the outstanding shares of each such class or series of shares entitled to vote as a class on such matter and of the total outstanding shares entitled to vote on such matter). The vote requirement for shareholder approval set forth in this Restated Article R-XI supersedes the two-thirds vote requirement set forth in each of the sections of the IBCA referenced above in this Restated Article R-XI.

Abbott

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Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400 U.S.A.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
AND PROXY STATEMENT

MEETING DATE
APRIL 23, 2021
9:00 A.M. CENTRAL TIME

YOUR VOTE IS IMPORTANT
Please sign and promptly return your proxy in the
enclosed envelope or vote your shares by telephone or
using the Internet.

In light of restrictions and guidelines on group gatherings issued by government and public health officials regarding the ongoing coronavirus pandemic, and to support the health and safety of Abbott's shareholders, employees, and communities, shareholders may only attend the Annual Meeting virtually. Shareholders will not be able to attend the Annual Meeting in person.

How to Attend the Meeting on the Virtual Meeting Platform. Shareholders will be able to attend, vote their shares, and submit questions during the Annual Meeting at *www.meetingcenter.io/290382097*. To be admitted to the meeting, shareholders will be required to enter the meeting password (ABT2021) and a 15-digit control number. Please see pages 12 to 13 of this proxy statement for instructions on how to be admitted to the Annual Meeting.

How to Attend the Meeting by Phone. Shareholders who wish to attend the meeting by phone should contact Abbott representatives at 224-668-7238 or abbottshareholders@abbott.com to obtain the meeting telephone number in advance of the meeting. Shareholders participating by phone will be able to listen to the meeting but will not have the ability to vote or submit questions during the meeting. Shareholders who wish to vote their shares or submit questions during the meeting should attend the meeting on the virtual meeting platform.



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